Filed pursuant to Rule 424(b)(3)

Registration No. 333-266101

PROSPECTUS SUPPLEMENT NO. 1

(to the Prospectus dated August 31, 2022)

Polestar Automotive Holding UK PLC

UP TO 2,203,977,609 CLASS A ADSs,

UP TO 24,999,965 CLASS A ADSs ISSUABLE UPON

CONVERSION OF CLASS C ADSs AND

UP TO 9,000,000 CLASS C-2 ADSs

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated August 31, 2022 (the “Prospectus”), which forms a part of a registration statement on Form F-1 (Registration No. 333-266101), related to the offer and sale from time to time by the selling securityholders named in the Prospectus of up to (a) 2,228,977,574 Class A ADSs and (b) 9,000,000 Class C-2 ADSs. Specifically, this prospectus supplement is being filed to update and supplement the information included in the Prospectus with the information contained in our Report on Form 6-K submitted to the Securities and Exchange Commission (the “SEC”) on September 1, 2022.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Prospectus.

This prospectus supplement is not complete without, and may not be utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

We may further amend or supplement the Prospectus and this prospectus supplement from time to time by filing amendments or supplements as required. You should read the entire Prospectus, this prospectus supplement and any amendments or supplements carefully before you make your investment decision.

Our Class A ADSs and Class C-1 ADSs are listed on the Nasdaq Stock Market LLC (“Nasdaq”), under the trading symbols “PSNY” and “PSNYW,” respectively. On August 31, 2022, the closing price for our Class A ADSs on Nasdaq was $7.82. On August 31, 2022, the closing price for our Class C-1 ADSs on Nasdaq was $1.52.

Investing in our securities involves a high degree of risk. You should carefully review the risks and uncertainties described under the heading “Risk Factors” beginning on page 12 of the Prospectus before you make an investment in the securities.

Neither the SEC nor any state or foreign securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus supplement is dated September 1, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 001-41431

Polestar Automotive Holding UK PLC

Assar Gabrielssons Väg 9

405 31 Göteborg, Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On September 1, 2022, Polestar Automotive Holding UK PLC (“Polestar”) issued a press release announcing its financial results for the first six months of 2022. A copy of the press release is attached hereto as Exhibit 99.1. Also attached as exhibits to this Report on Form 6-K are (i) Management’s Discussion and Analysis of Financial Conditions and Results of Operations as of and for the six months ended June 30, 2022 and 2021, which is attached as Exhibit 99.2, and (ii) Polestar’s unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2022 and 2021, which are attached as Exhibit 99.3.

The information contained in Exhibit 99.2 and Exhibit 99.3 shall be deemed to be incorporated by reference into Polestar’s registration statement on Form S-8 (File No: 333-267146) and to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished. Exhibit 99.1 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

2

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Press release, dated September 1, 2022.

99.2	Management’s Discussion and Analysis of Financial Conditions and Results of Operations as of and for the Six Months Ended June 30, 2020 and 2021.

99.3	Unaudited Condensed Consolidated Financial Statements as of and for the Six Months Ended June 30, 2022 and 2021.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLESTAR AUTOMOTIVE HOLDING UK PLC

Date: September 1, 2022	By:	/s/ Thomas Ingenlath
	Name:	Thomas Ingenlath
	Title:	Chief Executive Officer

	By:	/s/ Johan Malmqvist
	Name:	Johan Malmqvist
	Title:	Chief Financial Officer

4

Exhibit 99.1

Polestar reports revenue of USD 1.0 billion, up 95%, for first half of 2022

•	Total revenue of USD 1,041.3 million in the first six months of 2022, up 95% year-over-year

•	21,185 cars delivered in the first six months of 2022, compared to 9,510 for the same period in 2021

•	Cash and cash equivalents of USD 1,381.6 million as of June 30, 2022, up more than 80% since the end of 2021, following successful listing on Nasdaq stock exchange in New York

GOTHENBURG, SWEDEN – 1 SEPTEMBER 2022. Polestar Automotive Holding UK PLC (“Polestar” or the “Company,” Nasdaq: PSNY), the Swedish electric performance car brand, reports its financial results for the first six months of 2022.

Thomas Ingenlath, Polestar CEO, comments: “We made important progress in the first half of 2022 as we doubled revenues and volume, and successfully listed on the Nasdaq stock exchange in New York. In addition, we maintained strong momentum in our global order take and expect to deliver 50,000 cars to our customers this year, meeting our 2022 sales guidance. With several ground-breaking cars to come, Polestar is poised for a period of rapid growth.”

Key financial highlights

The below table summarises key financial results for the six months ended June 30, 2022 and June 30, 2021.

(in millions of U.S. dollars)	June 30, 2022	June 30, 2021	% Change
Revenue	1,041.3	534.8	95
Cost of sales	(987.9)	(499.0)	98
Gross profit	53.4	35.8	49
Selling, general and administrative expenses	(446.8)	(278.9)	60
Research and development expenses	(98.8)	(106.9)	(8)
Other operating expenses and income, net	(20.7)	(14.8)	40
Listing expense(1)	(372.3)	—	N/A
Operating loss	(885.2)	(364.7)	143

(1)	Represents a non-recurring, non-cash, share-based listing charge, incurred upon the merger with Gores Guggenheim, Inc. on June 23, 2022.

•	Revenue increased USD 506.5 million, or 95%, mainly driven by an increase in Polestar 2 vehicle sales with continued commercial expansion across markets.

•	Gross profit increased USD 17.6 million, or 49%, as the result of higher sales of Polestar 2, partially offset by product and market mix.

•

Selling, general and administrative expenses increased USD 167.9 million, or 60%. This increase is primarily due to rapid commercial expansion, with Polestar increasing its global presence significantly during the period.

•

Research and development expenses decreased USD 8.1 million, or 8%, due to lower amortisation related to Polestar 1, partially offset by increased spend on future vehicles and battery electric technologies, including the Polestar Precept and the P10 powertrain.

•

Operating loss increased USD 520.5 million, or 143%, reflecting continued investment in the commercial expansion of the business and a one-time share-based listing charge of USD 372.3 million incurred upon the merger with Gores Guggenheim, Inc.

Key operational highlights

The below table summarises key operational results as of June 30, 2022 and June 30, 2021.

	June 30, 2022	June 30, 2021	% Change
Global volumes (1)	21,185	9,510	123
- including external vehicles with repurchase obligations	730	208
- including internal vehicles	841	454

	June 30, 2022	Dec 31, 2021	Change
Markets (2)	25	19	+6
Locations (3)	125	103	+22
Service points (4)	934	811	+123

(1)

Represents total volumes of new vehicles delivered, including external sales with recognition of revenue at time of delivery, external sales with repurchase commitments and internal sales of vehicles transferred for demonstration and commercial purposes as well as vehicles transferred to Polestar employees at time of registration. Transferred vehicles for demonstration and commercial purposes are owned by Polestar and included in Inventory.

(2)	Represents the markets in which Polestar operates.
(3)	Represents Polestar Spaces, Polestar Destinations and Polestar Test Drive Hubs.
(4)	Represents Volvo Cars service centres to provide access to customer service points worldwide in support of Polestar’s international expansion.

•	Global volumes increased to 21,185 cars in the first six months of 2022, more than doubling deliveries from 9,510 cars in the same period in 2021, an increase of 123%.

•	Polestar has added six new markets since the start of 2022, including United Arab Emirates, Kuwait, Hong Kong, Ireland, Spain and Portugal.

•	Polestar has 125 locations and 934 service points across its markets, up 22 and 123 respectively, since the end of 2021.

Recent developments and upcoming events

•	The Polestar 3 electric performance SUV is scheduled for its world premiere in October 2022 in Copenhagen.

•

In August 2022, Polestar confirmed plans to put its electric roadster concept into production as Polestar 6, expected to launch in 2026. All 500 build slots of Polestar 6 LA Concept edition were reserved online within a week of the production announcement.

•

Polestar began delivering Polestar 2 electric cars to Hertz in June 2022 as part of a purchase agreement for 65,000 cars, and Hertz has subsequently added the Polestar 1 electric performance hybrid to its Dream fleet as well.

•

In support of Polestar’s working capital needs, over the last three months, Polestar repaid two existing and entered into two new 12-month unsecured working capital loan agreements with two banks in China, totalling approximately USD 200 million. Furthermore, in late August 2022, Polestar entered into an additional credit facility with one of those banks for approximately USD 145 million.

•	Polestar expects to publish its Q3 2022 financial results on November 11, 2022.

2022 outlook

•	Polestar expects to deliver on its full-year target of 50,000 cars. Vehicle deliveries will be weighted towards the fourth quarter, following disruptions from COVID-19 in China.

•

Polestar expects the effects from product and market mix to continue alongside foreign exchange and input cost inflation. Vehicle price increases and active cost management will help mitigate some of the impact on gross profit.

Ends.

Contacts

Bojana Flint

Investor Relations

bojana.flint@polestar.com

Jonathan Goodman

PR & Communications, Global

jonathan.goodman@polestar.com

About Polestar

Polestar Automotive Holding UK PLC (Nasdaq: PSNY) (“Polestar”) is a Swedish premium electric vehicle manufacturer. Founded by Volvo Car AB (publ.) (together with its subsidiaries, “Volvo Cars”) and Zhejiang Geely Holding Group Co., Ltd (“Geely”), in 2017, Polestar enjoys specific technological and engineering synergies with Volvo Cars and benefits from significant economies of scale as a result.

Polestar is headquartered in Gothenburg, Sweden, and its vehicles are currently available and on the road in markets across Europe, North America, China and Asia Pacific. By 2023, the company plans that its cars will be available in an aggregate of 30 markets. Polestar cars are currently manufactured in two facilities in China, with additional future manufacturing planned in the USA.

Polestar has produced two electric performance cars. The Polestar 1 was built between 2019 and 2021 as a low-volume electric performance hybrid GT with a carbon fibre body, 609 hp, 1,000 Nm and an electric-only range of 124 km (WLTP) – the longest of any hybrid car in the world at the time.

The Polestar 2 electric performance fastback is the company’s first fully electric, high volume car. The Polestar 2 model range includes three variants with a combination of long- and standard range batteries as large as 78 kWh, and dual- and single-motor powertrains with as much as 350 kW / 476 hp and 680 Nm.

From 2022, Polestar plans to launch one new electric vehicle per year, starting with Polestar 3 – the company’s first electric performance SUV which is expected to debut in October 2022. Polestar 4 is expected to follow in 2023, a smaller electric performance SUV coupe.

In 2024, the Polestar 5 electric performance 4-door GT is planned to be launched as the production evolution of the Polestar Precept – the manifesto concept car Polestar released in 2020 that showcases the brand’s future vision in terms of design, technology, and sustainability. As the company seeks to reduce its climate impact with every new model, Polestar aims to produce a truly climate-neutral car by 2030.

In March 2022, Polestar revealed its second concept car, an electric performance roadster which builds on the design, technology and sustainability ambitions laid out by Precept and showcases the brand’s vision for future sports cars. The hard-top convertible presents an evolution of the unique design language first shown by Precept and emphasises a dynamic driving experience. The concept further develops the focus on sustainability and technology, aiming towards greater circularity. Polestar confirmed in August 2022 that a version of the concept will be produced as the Polestar 6 electric performance roadster, with launch expected in 2026.

Forward-Looking Statements

Certain statements in this press release (“Press Release”) may be considered “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or the future financial or operating performance of Polestar. For example, projections of revenue, volumes and other financial or operating metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “forecast”, “plan”, “seek”, “future”, “propose” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Polestar and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) Polestar’s ability to maintain agreements or partnerships with its strategic partners, Volvo Cars and Geely, and to develop new agreements or partnerships; (2) Polestar’s ability to maintain relationships with its existing suppliers, and source new suppliers for its critical components, and to complete building out its supply chain, while effectively managing the risks due to such relationships; (3) Polestar’s reliance on its partnerships with vehicle charging networks to provide charging solutions for its vehicles and its reliance on strategic partners for servicing its vehicles and their integrated software; (4) Polestar’s reliance on its partners to manufacture vehicles at a high volume, some of which have limited experience in producing electric vehicles, and on the allocation of sufficient production capacity to Polestar by its partners in order for Polestar to be able to increase its vehicle production capacities; (5) competition, the ability of Polestar to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) Polestar’s estimates of expenses and profitability; (7) increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion cells or semiconductors; (8) the possibility that Polestar may be adversely affected by other economic, business, and/or competitive factors; (9) the effects of competition and the high barriers to entry in the automotive industry, and the pace and depth of electric vehicle adoption generally on Polestar’s future business; (10) changes in regulatory requirements, governmental incentives and fuel and energy prices; (11) the outcome of any legal proceedings that may be instituted against Polestar or others; (12) the ability to meet stock exchange listing standards; (13) risks associated with changes in applicable laws or regulations and with Polestar’s international operations; (14) Polestar’s ability to establish its brand and capture additional market share, and the risks associated with negative press or reputational harm, including from lithium-ion battery cells catching fire or venting smoke; (15) delays in the design, manufacture, launch and financing of Polestar’s vehicles and Polestar’s reliance on a limited number of vehicle models to generate revenues; (16) Polestar’s ability to continuously and rapidly innovate, develop and market new products; (17) risks related to future market adoption of Polestar’s offerings; (18) risks related to Polestar’s distribution model; (19) the impact of the global COVID-19 pandemic, inflation, interest rate changes, the ongoing conflict between Ukraine and Russia, supply chain disruptions and logistical constraints on Polestar, Polestar’s projected results of operations, financial performance or other financial and operational metrics, or on any of the foregoing risks; and (20) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Polestar’s Form 20-F, and other documents filed, or to be filed, with the SEC by Polestar. There may be additional risks that Polestar presently does not know or that Polestar currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this Press Release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Polestar assumes no obligation to update these forward-looking statements, even if new information becomes available in the future.

Polestar Automotive Holding UK PLC

Unaudited Condensed Consolidated Statement of Loss and Comprehensive Loss

(in thousands of U.S. dollars except per share data and unless otherwise stated)

	For the six months ended June 30,
	2022	2021
Revenue	1,041,297	534,779
Cost of sales	(987,881)	(498,966)

Gross profit	53,416	35,813

Selling, general and administrative expenses	(446,781)	(278,853)
Research and development expenses	(98,755)	(106,871)
Other operating expenses and income, net	(20,742)	(14,770)
Listing expense	(372,318)	—

Operating loss	(885,180)	(364,681)

Finance income	774	15,194
Finance expenses	(51,427)	(12,375)
Fair value change - Earn-out rights	418,707	—
Fair value change - Class C Shares	21,531	—

Loss before income taxes	(495,595)	(361,862)

Income tax expense	(7,139)	(6,357)

Net loss	(502,734)	(368,219)

Net loss per share (in U.S. dollars)
Basic	(1.65)	(1.63)
Diluted	(1.65)	(1.63)
Consolidated Statement of Comprehensive Loss
Net loss	(502,734)	(368,219)
Other comprehensive loss:
Items that may be subsequently reclassified to the Unaudited Condensed Consolidated Statement of Loss:
Exchange rate differences from translation of foreign operations	10,659	(18,292)

Total other comprehensive income (loss):	10,659	(18,292)

Total comprehensive loss	(492,075)	(386,511)

Polestar Automotive Holding UK PLC

Unaudited Condensed Consolidated Statement of Financial Position

(in thousands of U.S. dollars unless otherwise stated)

	June 30, 2022	December 31, 2021
Assets
Non-current assets
Intangible assets and goodwill	1,375,778	1,368,356
Property, plant and equipment	267,382	208,193
Vehicles under operating leases	102,068	120,626
Deferred tax asset	3,930	3,850
Other investments	2,359	—
Other non-current assets	2,383	1,682

Total non-current assets	1,753,900	1,702,707

Current assets
Cash and cash equivalents	1,381,637	756,677
Marketable securities	—	1,258
Trade receivables	77,071	157,753
Trade receivables - related parties	16,872	14,688
Accrued income - related parties	10,328	5,103
Inventories	263,020	545,743
Current tax assets	5,610	5,562
Other current assets	112,431	120,202

Total current assets	1,866,969	1,606,986

Total assets	3,620,869	3,309,693

	June 30, 2022	December 31, 2021
Equity
Share capital	(21,090)	(1,865,909)
Other contributed capital	(3,578,804)	(35,231)
Foreign currency translation reserve	6,125	16,784
Accumulated deficit	3,763,720	1,761,860

Total equity	169,951	(122,496)

Liabilities
Non-current liabilities
Contract liabilities	(36,683)	(28,922)
Deferred tax liabilities	(334)	(509)
Other non-current provisions	(61,046)	(38,711)
Other non-current liabilities	(33)	(11,764)
Earn-out liability	(1,081,931)	—

Other non-current interest-bearing liabilities	(60,473)	(66,575)

Total non-current liabilities	(1,240,500)	(146,481)

Current liabilities
Trade payables	(77,198)	(114,296)
Trade payables - related parties	(876,384)	(1,427,678)
Accrued expenses - related parties	(197,579)	(315,756)
Advance payments from customers	(23,594)	(36,415)
Current provisions	(51,097)	(44,042)
Liabilities to credit institutions	(809,933)	(642,338)
Current tax liabilities	(10,485)	(13,089)
Interest-bearing current liabilities	(17,363)	(10,283)
Interest-bearing current liabilities - related parties	(11,902)	(13,789)
Contract liabilities	(58,616)	(58,368)
Class C Shares liability	(41,559)	—
Other current liabilities	(374,610)	(364,662)

Total current liabilities	(2,550,320)	(3,040,716)

Total liabilities	(3,790,820)	(3,187,197)

Total equity and liabilities	(3,620,869)	(3,309,693)

Polestar Automotive Holding UK PLC

Unaudited Condensed Consolidated Statement of Cash Flows

(in thousands of U.S. dollars unless otherwise stated)

	For the six months ended June 30,
	2022	2021
Cash flows from operating activities
Net loss	(502,734)	(368,219)
Adjustments to reconcile Net loss to net cash flows
Depreciation and amortisation	70,700	121,726
Finance income	(774)	(15,194)
Finance expense	51,427	12,375
Fair value change - Earn-out rights	(418,707)	—
Fair value change - Class C Shares	(21,531)	—
Listing expense	372,318	—
Income tax expense	7,139	6,357
Other non-cash income	(17,362)	—
Change in operating assets and liabilities
Inventories	201,377	31,643
Vehicles under operating leases	18,558	—
Contract liabilities	8,008	15,679
Trade receivables, prepaid expenses and other assets	25,698	190,798
Trade payables, accrued expenses and other liabilities	(162,437)	(105,517)

Interest received	775	849
Interest paid	(34,381)	(3,537)

Cash used for operating activities	(401,926)	(112,940)

Cash flows from investing activities
Additions to property, plant and equipment	(1,624)	(11,425)
Additions to intangible assets	(510,301)	(47,364)
Additions to other investments	(2,480)	—

Cash used for investing activities	(514,405)	(58,789)

Cash flows from financing activities
Change in restricted cash	—	49,652
Proceeds from short-term borrowings	414,916	84,868
Principal repayments of short-term borrowings	(211,514)	(353,349)
Principal repayments of lease liabilities	(6,124)	(3,122)
Proceeds from the issuance of share capital and other contributed capital	1,416,000	550,000
Transaction costs	(39,000)	—

Cash provided by financing activities	1,574,278	328,049

Effect of foreign exchange rate changes on cash and cash equivalents	(32,987)	(6,997)

Net increase in cash and cash equivalents	624,960	149,323

Cash and cash equivalents at beginning of period	756,677	316,424

Cash and cash equivalents at end of period	1,381,637	465,747

Exhibit 99.2

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

The following discussion includes information that is relevant to understanding Polestar’s financial condition and results of operations and should be read together with the Unaudited Condensed Consolidated Financial Statements for the six months ended June 30, 2022 included elsewhere in this report. Refer to the Form 20-F filed with the SEC on June 29, 2022 for information related to the year ended December 31, 2021. All amounts presented in this report are shown in thousands of U.S. dollars, except per share data and unless otherwise stated.

Key figures

	For the six months ended June 30,		For the year ended December 31,
	2022	2021	2021
Statement of loss
Revenue	1,041,297	534,779	1,337,181
Cost of sales	(987,881)	(498,966)	(1,336,321)

Gross profit	53,416	35,813	860

Operating expenses[1]	(938,596)	(400,494)	(995,699)

Operating loss	(885,180)	(364,681)	(994,839)

Finance income and expense, net	389,585	2,819	(12,279)
Income tax expense	(7,139)	(6,357)	(336)

Net loss	(502,734)	(368,219)	(1,007,454)

Statement of financial position
Cash and cash equivalents	1,381,637	465,747	756,677
Total assets	3,620,869	2,520,746	3,309,693
Total equity	169,951	(744,200)	(122,496)
Total liabilities	(3,790,820)	(1,776,546)	(3,187,197)
Statement of cash flows
Cash used for operating activities	(401,926)	(112,940)	(312,156)
Cash used for investing activities	(514,405)	(58,789)	(129,672)
Cash provided by financing activities	1,574,278	328,049	909,572
Key metrics
Class A and B shares outstanding at period end	2,109,034,797	232,404,595	232,404,595
Share price at period end[2]	8.81	8.04	8.04
Net loss per share (basic and diluted)	(1.65)	(1.63)	(4.39)
Equity ratio[3]	(4.69)%	29.52%	3.70%
Global volumes[4]	21,185	9,510	28,677
Volume of external vehicles without repurchase obligations	19,614	8,848	23,760
Volume of external vehicles with repurchase obligations	730	208	2,836
Volume of internal vehicles	841	454	2,081
Markets[5]	25	14	19
Locations[6]	125	77	103
Service points[7]	934	665	811

1

1 –

Included in operating expenses for the six months ended June 30, 2022 is a non-recurring as well as non-cash USD 372.3 million charge relating to listing expenses incurred upon the merger with Gores Guggenheim, Inc.(“GGI”) on June 23, 2022. See also section “Reverse recapitalization”.

2 –	Represents PSNY share price at June 30, 2022 and prior periods the share price of GGI (share price before merger).
3 –	Calculated as total equity divided by total assets. Contributing factor to a negative equity ratio is the earn-out liability which has no cash impact. See also section “Reverse recapitalization”.
4 –

Represents total volumes of new vehicles delivered, including external sales with recognition of revenue at time of delivery, external sales with repurchase commitments and internal sales of vehicles transferred for demonstration and commercial purposes as well as vehicles transferred to Polestar employees at time of registration. Transferred vehicles for demonstration and commercial purposes are owned by Polestar and included in Inventory.

5 –	Represents the markets in which Polestar operates.
6 –	Represents Polestar Spaces, Polestar Destinations, and Polestar Test Drive Centers.
7 –	Represents Volvo Cars service centers to provide access to customer service points worldwide in support of Polestar’s international expansion.

Key factors affecting performance

Polestar’s continued growth has depended on numerous factors and trends. While these factors and trends provide opportunities for Polestar, they also pose risks and challenges as discussed in item 3.D “Risk Factors” in Form 20-F filed with the SEC on June 29, 2022. The following paragraphs explain the key factors that had a notable impact on Polestar during the six months ended June 30, 2022.

Partnerships with Volvo Cars and Geely

Polestar’s relationship with related parties, Volvo Cars and Geely, has provided it with a unique competitive advantage in its ability to rapidly scale commercialisation activities while maintaining an asset light balance sheet. This is achieved primarily through contract manufacturing as well as supply and service agreements with Volvo Cars and Geely. Polestar continues to utilise the established research and development capabilities of Volvo Cars and Geely to accelerate technological advancements in automotive technology. Additionally, selling and administrative expenses have been positively impacted due to service agreements with Volvo Cars that allow Polestar to attain operational efficiencies in the areas of aftermarket services, maintenance, and back-office functions such as information technology, legal, accounting, finance, and human resources.

During the six months ended June 30, 2022, Polestar entered into the following agreements with Volvo Cars and Geely:

•

A service agreement with Volvo Cars, effective January 28, 2022, that governs Polestar’s outbound logistics through the utilisation of Volvo Cars’ existing vehicle distribution process in the United States.

•	Technology license agreements with Geely, effective March 4, 2022, that govern Polestar’s acquisition of certain technology from Geely related to the Polestar 4.

•	Service agreements with Volvo Cars, effective June 21, 2022, that govern the import and export of Polestar vehicles into and out of the United States by Volvo Cars.

Refer to Note 9 - Related party transactions in the Unaudited Condensed Consolidated Financial Statements included elsewhere in this report for more information

2

Reverse recapitalisation

On June 23, 2022, Polestar consummated a capital reorganisation via the merger with Gores Guggenheim, Inc. (“GGI”), a special purpose acquisition company. Polestar subsequently began trading on the National Association of Securities Dealers Automated Quotations (“Nasdaq”) on June 24, 2022 under the ticker symbol PSNY. In addition to providing Polestar with access to new funding sources in the United States capital markets, the merger, including all related arrangements, raised approximately $1,477,023 in gross cash proceeds, of which approximately $638,197 was assumed from GGI, $250,000 was sourced from a private placement in public equity (“PIPE”), and $588,826 was sourced from a preferential share subscription with Volvo Cars. Polestar paid total transaction costs of $98,050 in connection with the merger, of which $59,050 were attributable to GGI and deducted from the gross cash proceeds raised.

The merger was accounted for as a reverse recapitalisation in accordance with International Financial Reporting Standards (“IFRS”) 2, Share-based Payment, under which Polestar obtained a listing service in exchange for the issuance of 5.1% equity ownership. Accordingly, the Group recorded a non-recurring as well as non-cash share-based listing expense of $372,318 that was calculated based on the excess of the fair value of equity ownership in Polestar issued to GGI and third party PIPE investors over the identifiable net assets and cash assumed on June 23, 2022. The fair value of Polestar equity on June 23, 2022 was based on a closing share price of $11.23 per share, a contributing factor to the size of the listing expense. This non-recurring listing expense is included in operating expenses, and thus reflected in operating loss for the period.

As part of the merger, Polestar exchanged rights and obligations to the public and private warrant instruments of GGI, which maintained fair values of $40,320 and $22,770, respectively, on June 23, 2022. Polestar also issued certain rights to earn-out shares to existing owners with a fair value of $1,500,638 on June 23, 2022. These earn-out rights were granted to existing owners of Polestar as stipulated by the business combination agreement with GGI, dated on September 27, 2021. These instruments are accounted for as derivative liabilities under International Accounting Standards (“IAS”) 32, Financial Instruments: Presentation, and IFRS 9, Financial Instruments, that are carried at fair value with subsequent changes in fair value recognised in the Unaudited Condensed Consolidated Statement of Loss at each reporting date. On June 23, 2022, the day of the merger, these earn-out rights were recorded as a reduction of equity (and a derivative liability) with an amount of $1,500,638, explaining the negative equity ratio on June 30, 2022.

Refer to Note 1 - Significant accounting policies and judgements and Note 10 - Reverse recapitalisation in the Unaudited Condensed Consolidated Financial Statements included elsewhere in this report for more information.

Impact of COVID-19, Russo-Ukrainian War, and inflation

In certain instances, Polestar’s suppliers and business partners have experienced delays or disruptions from COVID-19, resulting in negative impacts to Polestar. Specifically, the prolonged government mandated quarantines and lockdowns in eastern China during the six months ended June 30, 2022 delayed production and delivery of critical components for the Polestar 2. Polestar estimates that it lost approximately eight weeks of production at Volvo Cars’ Luqiao plant during the period.

3

Further, while Polestar does not directly conduct any business with suppliers in Russia or the Ukraine, there can be no assurance that all parts of the supply chain are devoid of any exposure to disruptions caused by the Russo-Ukrainian War. Due to the complexities surrounding vehicle production and its related supply chain, it is possible there will be some components sourced from suppliers subject to sanctions against Russia and/or that the resulting disruption to the supply chain will have an adverse impact on Polestar’s business and operations. Refer to Item 3.D “Risk Factors” in Form 20-F filed with the SEC on June 29, 2022 for information on risks posed by COVID-19 and the Russo-Ukrainian War.

The broader impacts of COVID-19 and the Russo-Ukrainian War include rising inflationary pressures on prices of components, materials, labor, and equipment used in the production of Polestar vehicles. Particularly, increases in battery prices due to the increased prices of lithium, cobalt, and nickel are expected to lead to higher inventory and costs of goods sold. Higher oil prices have also increased freight and distribution costs across all markets. It is uncertain whether these inflationary pressures will persist in the future. Polestar remains vigilant and will continue to closely monitor the effects of COVID-19, the Russo-Ukrainian War, and inflation.

Results of operations

Polestar conducts business under one operating segment with commercial operations in North America, Europe, and Asia. Refer to Note 1 - Significant accounting policies and judgements in the Unaudited Condensed Consolidated Financial Statements included elsewhere in this report for more information on the basis of presentation and segment reporting.

Comparison of the six months ended June 30, 2022 and 2021

The following table summarises Polestar’s historical Unaudited Condensed Consolidated Statement of Loss and Comprehensive Loss for the six months ended June 30, 2022 and 2021:

	For the six months ended June 30,		Variance
	2022	2021	$	%
Revenue	1,041,297	534,779	506,518	95
Cost of sales	(987,881)	(498,966)	(488,915)	98

Gross profit	53,416	35,813	17,603	49

Selling, general and administrative expenses	(446,781)	(278,853)	(167,928)	60
Research and development expenses	(98,755)	(106,871)	8,116	(8)
Other operating expenses, net	(20,742)	(14,770)	(5,972)	40
Listing expense	(372,318)	—	(372,318)	100

Operating loss	(885,180)	(364,681)	(520,499)	143

Finance income	774	15,194	(14,420)	(95)
Finance expense	(51,427)	(12,375)	(39,052)	316
Fair value change - Earn-out rights	418,707	—	418,707	100
Fair value change - Class C Shares	21,531	—	21,531	100

Loss before income taxes	(495,595)	(361,862)	(133,733)	37

Income tax expense	(7,139)	(6,357)	(782)	12

Net loss	(502,734)	(368,219)	(134,515)	37

4

Revenues

Polestar’s revenue increased by $506,518 or 95%, from $534,779 for the six months ended June 30, 2021 to $1,041,297 for the six months ended June 30, 2022. Revenue from related parties increased by $33,835, or 68%, from $49,732 for the six months ended June 30, 2021 to $83,567 for the six months ended June 30, 2022. The following table summarises the components of revenue and related changes between interim periods:

	For the six months ended June 30,		Variance
	2022	2021	$	%
Revenues
Sales of vehicles	1,016,817	517,437	499,380	97
Sales of software and performance engineered kits	10,862	14,280	(3,418)	(24)
Sales of carbon credits	1,313	—	1,313	100
Vehicle leasing revenue	7,934	—	7,934	100
Other revenue	4,371	3,062	1,309	43

Total	1,041,297	534,779	506,518	95

Sales of vehicles increased by $499,380 or 97%, from $517,437 for the six months ended June 30, 2021 to $1,016,817 for the six months ended June 30, 2022. The increase was driven by the increase in volume of Polestar 2 sales as part of Polestar’s continued commercial expansion across geographic markets such as the United States and Europe. Revenue per car decreased slightly for the six months ended June 30, 2022 compared to the six months ended June 30, 2021 mainly due to product mix (all sales for the six months ended June 30, 2021 were dual motor long range versions of the Polestar 2 which have a higher price point as compared to other versions which were not introduced at that time) as well as market-mix.

Sales of software and performance engineered kits decreased by $3,418, or 24%, from $14,280 for the six months ended June 30, 2021 to $10,862 for the six months ended June 30, 2022. The decrease continues as a result of Polestar’s shifting focus to its own vehicles and a decrease in Volvo Cars’ sales of Polestar engineered kits.

Sales of carbon credits increased by 100% from nil for the six months ended June 30, 2021 to $1,313 for the six months ended June 30, 2022. Polestar did not sell carbon credits during the six months ended June 30, 2021, thus the increase between comparative periods.

Vehicle leasing revenue increased by 100% from nil for the six months ended June 30, 2021 to $7,934 for the six months ended June 30, 2022. Polestar began selling vehicles with repurchase obligations at the end of the six months ended June 30, 2021, resulting in deferred leasing revenue.

Other revenue increased by $1,309, or 43%, from $3,062 for the six months ended June 30, 2021 to $4,371 for the six months ended June 30, 2022. The increase is driven primarily by higher royalties from Volvo Cars’ sales of parts and accessories for Polestar vehicles.

5

Cost of sales and gross profit

Cost of sales increased by $488,915 or 98%, from $498,966 for the six months ended June 30, 2021 to $987,881 for the six months ended June 30, 2022. Gross profit increased by $17,603 or 49%, from a profit of $35,813 for the six months ended June 30, 2021 to a profit of $53,416 for the six months ended June 30, 2022. The increases were driven by expanded production and commercialisation of Polestar 2 vehicles. The reduction of revenue per car that was primarily driven by product mix and market mix for the six months ended June 30, 2022 had a direct impact on gross profit.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by $167,928, or 60%, from $278,853 for the six months ended June 30, 2021 to $446,781 for the six months ended June 30, 2022. The increase is primarily due to (1) increased investments in advertising, marketing, and promotional activities as part of Polestar’s commercial expansion across new and existing markets, (2) increased professional service fees related to accounting, finance, and information technology, and (3) higher wages and salaries associated with scaling headcount of Polestar’s sales and administrative personnel to meet the demands of the growing business.

Research and development expenses

Research and development expenses decreased by $8,116, or 8%, from $106,871 for the six months ended June 30, 2021 to $98,755 for the six months ended June 30, 2022. The decrease is the result of lower amortisation of intangible assets related to the Polestar 1, which was fully amortised during the 2021 period. The lower amortisations for Polestar 1 is partially offset by increased research and development activities related to future vehicles and battery electric technologies, including the Polestar Precept and the P10 powertrain.

Other operating expenses, net

Other operating expenses, net increased by $5,972, or 40%, from $14,770 for the six months ended June 30, 2021 to $20,742 for the six months ended June 30, 2022. The increased expense is mainly driven by negative foreign exchange (“FX”) effects on payables to Volvo Cars for the contract manufacturing of the Polestar 2. The listing expense of $372,318 incurred upon the merger with GGI on June 23, 2022 is non-recurring and presented separately below Other operating expenses, net.

Finance income and Finance expense

Finance income decreased by $14,420, or 95%, from $15,194 for the six months ended June 30, 2021 to $774 for the six months ended June 30, 2022. The decrease is driven by a negative net FX effect related to financial items for the six month ended June 30, 2022 compared to a positive net FX effect related to financial items for the six month ended June 30, 2021. Finance expense increased by $39,052, or 316%, from $12,375 for the six months ended June 30, 2021 to $51,427 for the six months ended June 30, 2022. The increase is primarily related to higher interest expense associated with partly short-term financing facilities and partly overdue trade payables and also the negative net FX effect on financial items for the six month ended June 30, 2022 compared to a positive net FX effect related to financial items for the six month ended June 30, 2021. The negative FX effect for the first six month ended June 30, 2022 is mainly driven by unrealised FX related to the working capital loan of $400,000 recorded in the subsidiary Polestar Performance AB with functional currency SEK.

6

Fair value change - Earn out rights

The earn-out rights were issued in connection with the capital reorganization that was consummated on June 23, 2022, thus there is no comparison figure for 2021. The $418,707 gain in fair value change of earn-out liability for the six months ended June 30, 2022 is attributable to a decrease in Polestar’s share price from $11.23 on June 23, 2022 (i.e., closing of the merger with GGI and issuance of the earn-out rights) to $8.81 on June 30, 2022. Based on a benchmark of peers and the short time difference, Polestar utilized an asset volatility of 60% in the Monte Carlo simulation at both dates.

Fair value change - Class C Shares

As part of the capital reorganisation via the merger with GGI on June 23, 2022, Polestar exchanged rights and obligations to the public and private warrant instruments of GGI Fair value gain of these warrants (Class C Shares in Polestar) amounts to $21,531 for the six months ended June 30, 2022. The gain on the Class C Shares liability is primarily attributable to a decrease in the price of the Class C-1 Shares from $2.52 on June 23, 2022 (i.e., closing of the merger with GGI and exchange of the warrants) to $1.66 on June 30, 2022 and a decrease in the estimated value of the Class C-2 Shares from $2.65 to $1.66 over the same period. Polestar utilizes a binomial lattice model to calculate the value of the Class C-2 Shares which factors several inputs, including the changes in Polestar’s share price from $11.23 to $8.81, implied volatility of Class C-1 Shares from 22.5% to 29.5%, and risk-free rate from 3.12% to 2.99% over the same period.

Liquidity and capital resources

Polestar continues to finance its operations primarily through the issuance of equity instruments, various short-term credit facilities, including working capital facilities, term loans with related parties, sale leaseback arrangements, and extended trade credit with related parties. The principal uses of liquidity and capital are funding operations, market expansion, and investments in Polestar’s future vehicles and automotive technologies. Substantial doubt about Polestar’s ability to continue as a going concern persist as timely realization of financing endeavours is necessary to cover forecasted operating and investing cash outflow. Refer to Note 1 - Significant accounting policies and judgements, Note 7 - Liabilities to credit institutions, and Note 10 - Reverse recapitalisation in the Unaudited Condensed Consolidated Financial Statements included elsewhere in this report for more information.

Comparison of the six months ended June 30, 2022 and 2021

As of June 30, 2022, Polestar had cash and cash equivalents of $1,381,637 as compared to $756,677 as of December 31, 2021 and $465,747 as of June 30, 2021. The following table summarises Polestar’s Unaudited Condensed Consolidated Statement of Cash Flows for the six months ended June 30, 2022 and 2021:

	For the six months ended June 30,		Variance
	2022	2021	$
Cash used for operating activities	(401,926)	(112,940)	(288,986)
Cash used for investing activities	(514,405)	(58,789)	(455,616)
Cash provided by financing activities	1,574,278	328,049	1,246,229

7

Cash used for operating activities

Cash used for operating activities increased by $288,986 from $112,940 for the six months ended June 30, 2021 to $401,926 for the six months ended June 30, 2022. The change is primarily attributable to a larger net loss as adjusted for lower depreciation and amortization and other significant non-cash items, including the gain on the fair value change of the earn-out rights, the gain on the fair value change of the Class C shares, and the listing expense. In addition, the change is attributable to changes in operating assets and liabilities.

The adjustment for depreciation and amortization decreased by $51,026 from $121,726 for the six months ended June 30, 2021 to $70,700 for the six months ended June 30, 2022, mainly driven by intangible assets for the Polestar 1 which were fully amortized by December 31, 2021. Gains from decreases in the fair values of the earn-out rights and Class C Shares amounted to $418,707 and $21,531, respectively, during the during the six months ended June 30, 2022, offset by the $372,318 listing expense incurred upon the merger with Gores Guggenheim on June 23, 2022, all of them being non-cash items.

Overall, changes in operating assets and liabilities were positive, partly offsetting the negative cash-flow from operating activities as set out above. Cash provided by changes in inventories increased by $169,734 from $31,643 for the six months ended June 30, 2021 to $201,377 for the six months ended June 30, 2022 as demand for the Polestar 2 increased globally and higher volumes were sold as compared to the prior period in combination with lower volumes being produced as of June 30, 2022 as an effect of lost production from the COVID-19 lockdowns in eastern China that occurred during the period. Cash provided by changes in trade receivables, prepaid expenses, and other assets decreased by $165,100 from $190,798 for the six months ended June 30, 2021 to $25,698 for the six months ended June 30, 2022, primarily due to a higher collection of cash tied up in accounts receivable in the first six months of 2021. Cash used from changes in trade payables, accrued expenses, and other liabilities increased by $64,966 from $105,517 for the six months ended June 30, 2021 to $162,437 for the six months ended June 30, 2022 as a result of higher repayments of trade payables and accrued expenses to Volvo Cars.

8

Cash used for investing activities

Cash used for investing activities increased by $455,616 from $58,789 for the six months ended June 30, 2021 to $514,405 for the six months ended June 30, 2022. The change was primarily the result of cash settlements with Volvo Cars and Geely for prior period investments in intellectual property related to the Polestar 2, Polestar 3. and Polestar 4. Polestar also made an investment of $2,480 in the fast charging battery technology innovator, StoreDot, during the six months ended June 30, 2022.

Cash provided by financing activities

Cash provided by financing activities increased by $1,246,229 from $328,049 for the six months ended June 30, 2021 to $1,574,278 for the six months ended June 30, 2022. The change was primarily the result of the merger with GGI and related arrangements that occurred on June 23, 2022, providing Polestar with gross cash proceeds of $1,477,023, less transaction costs of $98,050. Additionally, cash provided by short-term borrowings increased by $330,048 from $84,868 for the six months ended June 30, 2021 to $414,916 for the six months ended June 30, 2022. Cash used for principal repayments of short-term borrowings decreased by $141,835 from $353,349 for the six months ended June 30, 2021 to $211,514 for the six months ended June 30, 2022. These changes also reflect the impact of the new green trade revolving credit facility with a syndicate of European banks and the refinancing of working capital facilities with Chinese banking partners that occurred during the six months ended June 30, 2022. During the six months ended June 30, 2021, several working capital facilities were repaid and replaced with new facilities in the second half of the year.

Contractual obligations and commitments

Polestar is party to contractual obligations to make payments to third parties and related parties in the form of short-term credit facilities, sale leaseback arrangements, and various other leasing arrangements. Polestar also has certain capital commitments to purchase property, plant and equipment and intellectual property. The following table summarises Polestar’s estimated future cash expenditures related to contractual obligations and commitments as of June 30, 2022:

	Payments due by period
Contractual obligations and commitments	Total	Less than 1 year	After 1 year
Capital commitments	498,170	233,086	265,084
Credit facilities, including sale leasebacks	821,835	821,835	—
Lease obligations	77,836	17,363	60,473

Total	1,397,841	1,072,284	325,557

Critical accounting estimates

The following paragraphs discuss new accounting estimates applied during the six months ended June 30, 2022 that are critical to the portrayal of our financial condition and results of operations and that require significant, difficult, subjective, or complex judgements.

9

Fair value measurement – methodologies for measuring the fair value of the financial liabilities related to the Class C-2 Shares and the contingent earn-out rights

The Class C-2 Shares and the contingent earn-out rights are derivative financial instruments that are carried at fair value through profit and loss. Quoted or observable prices for these financial instruments are not available in active markets, requiring Polestar to estimate the fair value of the instruments each period utilizing certain valuation techniques.

The fair value of the financial liability for the Class C-2 Shares is measured using a binomial lattice option pricing model that incorporates a geometric Brownian motion and references the observable price of the Class C-1 Shares. The Class C-1 Shares are almost identical instruments and are publicly traded on the NASDAQ (i.e., an active market). The inputs for this valuation technique include (1) the price of the Class C-1 Shares, (2) the implied volatility of the Class C-2 Shares, determined by reference to the implied volatility of the Class C-1 Shares, (3) the 5-year risk-free rate, and (4) the dividend yield of the Class C-2 Shares. Polestar considers these inputs to be primarily observable by reference to information on the Class C-1 Shares and other information available to the public (e.g., the 5-year risk-free rate is available by reference to the 5-year treasury rate), resulting in a Level 2 measurement methodology.

The fair value of the financial liability for the earn-out rights is measured using a Monte Carlo simulation. The inputs for this valuation technique include (1) the remaining term of the instrument, (2) the five earn-out tranches, (3) the probability of the Polestar’s Class A Shares reaching certain daily volume weighted average prices during the earn out period resulting in the issuance of each tranche of Class A Shares and Class B Shares, as determined by leveraging the implied volatility of the Class A Shares, and (4) the 5-year risk-free rate. The implied volatility of the Class A Shares is the most significant input to the Monte Carlo Simulation and is unobservable, requiring Polestar to calculate this input by reference to estimations of the asset volatilities of common equity of peers. This results in a Level 3 measurement methodology.

10

Exhibit 99.3

The Polestar Group

Unaudited Condensed Consolidated Financial Statements for the Six Months Ended

June 30, 2022 and 2021

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Page(s)

Unaudited Condensed Consolidated Statement of Loss and Comprehensive Loss for the Six Months Ended June 30, 2022 and 2021	3

Unaudited Condensed Consolidated Statement of Financial Position as of June 30, 2022 and December 31, 2021	4-5

Unaudited Condensed Consolidated Statement of Cash Flows for the Six Months Ended June 30, 2022 and 2021	6

Unaudited Condensed Consolidated Statement of Changes in Equity for the Six Months Ended June 30, 2022	7

Notes to Unaudited Condensed Consolidated Financial Statements	8-32

The Polestar Group

Unaudited Condensed Consolidated Statement of Loss and Comprehensive Loss

(in thousands of U.S. dollars except per share data and unless otherwise stated)

Consolidated Statement of Loss		For the six months ended June 30,
	Note	2022	2021
Revenue	2	1,041,297	534,779
Cost of sales		(987,881)	(498,966)

Gross profit		53,416	35,813

Selling, general and administrative expenses		(446,781)	(278,853)
Research and development expenses		(98,755)	(106,871)
Other operating expenses and income, net		(20,742)	(14,770)
Listing expense	10	(372,318)	—

Operating loss		(885,180)	(364,681)

Finance income		774	15,194
Finance expenses		(51,427)	(12,375)
Fair value change - Earn-out rights	10	418,707	—
Fair value change - Class C Shares	10	21,531	—

Loss before income taxes		(495,595)	(361,862)

Income tax expense		(7,139)	(6,357)

Net loss		(502,734)	(368,219)

Net loss per share (in U.S. dollars)	4
Basic		(1.65)	(1.63)
Diluted		(1.65)	(1.63)
Consolidated Statement of Comprehensive Loss
Net loss		(502,734)	(368,219)
Other comprehensive loss:
Items that may be subsequently reclassified to the Consolidated Statement of Loss:
Exchange rate differences from translation of foreign operations		10,659	(18,292)

Total other comprehensive income (loss)		10,659	(18,292)

Total comprehensive loss		(492,075)	(386,511)

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

The Polestar Group

Unaudited Condensed Consolidated Statement of Financial Position

(in thousands of U.S. dollars unless otherwise stated)

	Note	June 30, 2022	December 31, 2021
Assets
Non-current assets
Intangible assets and goodwill	5	1,375,778	1,368,356
Property, plant and equipment		267,382	208,193
Vehicles under operating leases	3	102,068	120,626
Deferred tax asset		3,930	3,850
Other investments	11	2,359	—
Other non-current assets		2,383	1,682
Total non-current assets		1,753,900	1,702,707

Current assets
Cash and cash equivalents		1,381,637	756,677
Marketable securities		—	1,258
Trade receivables		77,071	157,753
Trade receivables - related parties	9	16,872	14,688
Accrued income - related parties	9	10,328	5,103
Inventories		263,020	545,743
Current tax assets		5,610	5,562
Other current assets		112,431	120,202

Total current assets		1,866,969	1,606,986

Total assets		3,620,869	3,309,693

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

The Polestar Group

Unaudited Condensed Consolidated Statement of Financial Position

(in thousands of U.S. dollars unless otherwise stated)

	Note	June 30, 2022	December 31, 2021
Equity	6
Share capital		(21,090)	(1,865,909)
Other contributed capital		(3,578,804)	(35,231)
Foreign currency translation reserve		6,125	16,784
Accumulated deficit		3,763,720	1,761,860

Total equity		169,951	(122,496)

Liabilities
Non-current liabilities
Contract liabilities	2	(36,683)	(28,922)
Deferred tax liabilities		(334)	(509)
Other non-current provisions		(61,046)	(38,711)
Other non-current liabilities		(33)	(11,764)
Earn-out liability	10,11	(1,081,931)	—
Other non-current interest-bearing liabilities	3	(60,473)	(66,575)

Total non-current liabilities		(1,240,500)	(146,481)

Current liabilities
Trade payables		(77,198)	(114,296)
Trade payables - related parties	9	(876,384)	(1,427,678)
Accrued expenses - related parties	9	(197,579)	(315,756)
Advance payments from customers		(23,594)	(36,415)
Current provisions		(51,097)	(44,042)
Liabilities to credit institutions	7	(809,933)	(642,338)
Current tax liabilities		(10,485)	(13,089)
Interest-bearing current liabilities	3	(17,363)	(10,283)
Interest-bearing current liabilities - related parties	7, 9	(11,902)	(13,789)
Contract liabilities	2	(58,616)	(58,368)
Class C Shares liability	10,11	(41,559)	—
Other current liabilities		(374,610)	(364,662)

Total current liabilities		(2,550,320)	(3,040,716)

Total liabilities		(3,790,820)	(3,187,197)

Total equity and liabilities		(3,620,869)	(3,309,693)

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

The Polestar Group

Unaudited Condensed Consolidated Statement of Cash Flows

(in thousands of U.S. dollars unless otherwise stated)

	For the six months ended June 30,
	Note	2022	2021
Cash flows from operating activities
Net loss		(502,734)	(368,219)
Adjustments to reconcile Net loss to net cash flows
Depreciation and amortisation		70,700	121,726
Finance income		(774)	(15,194)
Finance expense		51,427	12,375
Fair value change - Earn-out rights	10	(418,707)	—
Fair value change - Class C Shares	10	(21,531)	—
Listing expense	10	372,318	—
Income tax expense		7,139	6,357
Other non-cash income		(17,362)	—
Change in operating assets and liabilities
Inventories		201,377	31,643
Vehicles under operating leases	3	18,558	—
Contract liabilities	2	8,008	15,679
Trade receivables, prepaid expenses and other assets		25,698	190,798
Trade payables, accrued expenses and other liabilities		(162,437)	(105,517)
Interest received		775	849
Interest paid		(34,381)	(3,537)

Cash used for operating activities		(401,926)	(112,940)

Cash flows from investing activities
Additions to property, plant and equipment		(1,624)	(11,425)
Additions to intangible assets	5	(510,301)	(47,364)
Additions to other investments		(2,480)	—

Cash used for investing activities		(514,405)	(58,789)

Cash flows from financing activities
Change in restricted cash		—	49,652
Proceeds from short-term borrowings	7	414,916	84,868
Principal repayments of short-term borrowings	7	(211,514)	(353,349)
Principal repayments of lease liabilities	3	(6,124)	(3,122)
Proceeds from the issuance of share capital and other contributed capital	1	1,416,000	550,000
Transaction costs	1	(39,000)	—

Cash provided by financing activities		1,574,278	328,049

Effect of foreign exchange rate changes on cash and cash equivalents		(32,987)	(6,997)

Net increase in cash and cash equivalents		624,960	149,323

Cash and cash equivalents at beginning of period		756,677	316,424

Cash and cash equivalents at end of period		1,381,637	465,747

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

The Polestar Group

Unaudited Condensed Consolidated Statement of Changes in Equity

(in thousands of U.S. dollars unless otherwise stated)

	Note	Share capital	Other contributed capital	Currency translation reserve	Accumulated deficit	Total
Balance as of December 31, 2020		1,318,752	—	16,365	(754,406)	580,711
Net loss		—	—	—	(368,219)	(368,219)
Other comprehensive loss		—	—	(18,292)	—	(18,292)

Total comprehensive loss		—	—	(18,292)	(368,219)	(386,511)

Issuance of new shares		550,000	—	—	—	550,000

Balance as of June 30, 2021		1,868,752	—	(1,927)	(1,122,625)	744,200

Balance as of December 31, 2021		1,865,909	35,231	(16,784)	(1,761,860)	122,496
Net loss		—	—	—	(502,734)	(502,734)
Other comprehensive loss		—	—	10,659	—	10,659

Total comprehensive loss		—	—	10,659	(502,734)	(492,075)

Merger with Gores Guggenheim Inc.	10	21,090	1,677,664	—	(1,500,638)	198,116
Changes in the consolidated group	10	(1,865,909)	1,865,909	—	1,512	1,512

Balance as of June 30, 2022		21,090	3,578,804	(6,125)	(3,763,720)	(169,951)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Note 1 - Significant accounting policies and judgements

General information

Polestar Automotive Holding UK PLC (formerly known as Polestar Automotive Holding UK Limited) (the “Parent” or “ListCo”), together with its subsidiaries, hereafter referred to as “Polestar”, “Polestar Group,” and the “Group”, is a limited company incorporated in the United Kingdom. Polestar Group operates principally in the automotive industry, engaging in research and development, manufacturing, branding and marketing, and the commercialisation of battery electric vehicles, technologies, and services. Polestar Group operates in 25 markets across Europe, North America, and Asia. Global headquarters is located at Assar Gabrielssons väg 9, 418 78 Göteborg, Sweden.

Merger with Gores Guggenheim, Inc.

Gores Guggenheim, Inc. (“GGI”) was a special purpose acquisition company (“SPAC”) formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganisation or a similar business combination. GGI was incorporated in Delaware on December 21, 2021 and completed its initial public offering (“IPO”) on March 25, 2021.

On September 27, 2021, GGI entered into a Business Combination Agreement (“BCA”) with Polestar Automotive Holding Limited, a Hong Kong incorporated company (“Former Parent”), Polestar Automotive (Singapore) Pte. Ltd., a private company limited by shares in Singapore (“Polestar Singapore”), Polestar Holding AB, a private limited liability company incorporated under the laws of Sweden (“Polestar Sweden”), Polestar Automotive Holding UK Limited, a limited company incorporated under the laws of England and Wales and a direct wholly owned subsidiary of the Former Parent (“ListCo”), and PAH UK Merger Sub Inc., a Delaware corporate and a direct wholly owned subsidiary of ListCo (“US Merger Sub”).

On June 23, 2022 (“Closing”), the Former Parent consummated the reverse recapitalisation pursuant to the terms and conditions of the BCA. At the Closing, Polestar Holding AB and its subsidiaries became wholly owned subsidiaries of ListCo. US Merger Sub merged with GGI, pursuant to which the separate corporate existence of US Merger Sub ceased and GGI became a wholly owned subsidiary of ListCo. Simultaneously, the following events occurred:

•	the Convertible Notes of the Former Parent outstanding immediately prior to the Closing were automatically converted into 4,306,466 Class A Shares in ListCo;

•

the Former Parent was separated from Polestar Group and issued 294,877,349 Class A Shares in ListCo, 1,642,233,575 Class B Shares in ListCo, and the right to receive an earn out of a variable number of additional Class A Shares and Class B Shares, depending on the daily volume weighted average price of Class A Shares in the future;

•

all GGI units outstanding immediately prior to the Closing held by GGI Stockholders were automatically separated and the holder was deemed to hold one share of GGI Class A Common Stock and one-fifth of a GGI Public Warrant;

•	all GGI Class A Common Stock issued and outstanding, other than those held in treasury, were exchanged for 65,389,140 Class A Shares in ListCo;

•	all GGI Class F Common Stock issued and outstanding, other than those held in treasury, were exchanged for 18,459,165 Class A Shares in ListCo;

•	all GGI Common Stock held in treasury were canceled and extinguished without consideration;

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

•

all GGI Public Warrants issued and outstanding immediately prior to the Closing were exchanged for 15,999,965 Class C-1 Shares in ListCo with effectively the same terms as the GGI Public Warrants and are exercisable for Class A Shares in ListCo;

•

all GGI Private Warrants issued and outstanding immediately prior to the Closing were exchanged for 9,000,000 Class C-2 Shares in ListCo with effectively the same terms as the GGI Private Warrants and are exercisable for Class A Shares in ListCo;

•

pursuant to the PIPE Subscription Agreements, third-party investors purchased 25,423,445 Class A Shares in ListCo and Volvo Cars purchased 1,117,390 Class A Shares in ListCo, for a total of 26,540,835 Class A Shares in ListCo for an aggregate total of $250,000; and

•

pursuant to the Volvo Cars Preference Subscription Agreement, Volvo Cars purchased 58,882,610 Preference Shares in ListCo for an aggregate total of $588,826 which automatically converted to Class A Shares in ListCo thereafter.

The merger with GGI, including all related arrangements, raised approximately $1,477,023 in gross cash proceeds, of which approximately $638,197 was assumed from GGI, $250,000 was sourced from the PIPE Subscription Agreements, and $588,826 was sourced from the Volvo Cars Preference Subscription Agreement. Polestar paid total transaction costs of $98,050 in connection with the merger, of which $59,050 were attributable to GGI and deducted from the gross cash proceeds raised. The merger was accounted for as a reverse recapitalisation, in accordance with the relevant International Financial Reporting Standards (“IFRS”). Refer to Note 10 - Reverse recapitalisation for additional information.

Immediately following the closing of the transaction, ListCo changed its name to Polestar Automotive Holding UK PLC and began trading on the National Association of Securities Dealers Automated Quotations (“Nasdaq”) under the ticker symbol PSNY.

As of June 30, 2022, the Former Parent (including also direct ownership by Volvo Cars) owns 94.7% of the Group. The remaining 5.3% is owned by external investors.

Basis of preparation

The Unaudited Condensed Consolidated Financial Statements in this interim report of Polestar Group are prepared in accordance with International Accounting Standards (“IAS”) 34 - Interim Financial Reporting (“IAS 34”) as adopted by the International Accounting Standards Board (“IASB”). For financial reporting purposes, Polestar Group companies apply the same accounting principles, irrespective of national legislation, as defined in the Group accounting directives. Such accounting principals have been applied consistently for all periods, unless otherwise stated.

This interim report is prepared in the presentation currency, U.S. Dollar (“USD”). All amounts are stated in thousands of USD (“TUSD”), unless otherwise stated.

Going concern

Polestar Group’s Unaudited Condensed Consolidated Financial Statements have been prepared on a basis that assumes Polestar Group will continue as a going concern and the ordinary course of business will continue in alignment with management’s 2022-2025 business plan.

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Management assessed Polestar Group’s ability to continue as a going concern and evaluated whether there are certain events or conditions, considered in the aggregate, that may cast substantial doubt about Polestar Group’s ability to continue as a going concern. All information available to management pertaining to the twelve-month period after the issuance date of these Unaudited Condensed Consolidated Financial Statements was used in performing this assessment.

Historically, Polestar Group has financed its operations primarily through short-term working capital loan arrangements with credit institutions (i.e., 12 months or less), contributions from shareholders, and extended trade credit from related parties. Since inception, Polestar Group has generated recurring net losses and negative operating and investing cash flows. Net losses for the six months ended June 30, 2022 and 2021 amounted to $502,734 and $368,219 respectively.

Negative operating and investing cash flows for the six months ended June 30, 2022 and 2021 amounted to $916,331 and $171,729 respectively. Management forecasts that Polestar Group will continue to generate negative operating and investing cash flows in the near-future, until sustainable commercial operations are achieved. Securing financing to support operating and development activities represents an ongoing challenge for Polestar Group.

Management’s 2022-2025 business plan indicates that Polestar Group depends on additional financing that is expected to be funded via a combination of new short-term working capital loan arrangements, long-term loan arrangements, and new share issuances. The timely realisation of these financing endeavors is crucial for Polestar Group’s ability to continue as a going concern. If these financing endeavors are not successful or sufficient enough to cover forecasted operating and investing cash flow needs, Polestar Group will need to seek additional funding through other means. Management has no certainty that Polestar Group will be successful in securing the funds necessary to continue operating and development activities as planned.

Based on these circumstances, management has determined there is substantial doubt about Polestar Group’s ability to continue as a going concern. There are ongoing efforts in place to mitigate the uncertainty. The Unaudited Condensed Consolidated Financial Statements do not include any adjustments to factor for the going concern uncertainty.

Adoption of new and revised standards

Management concluded the adoption of new and revised accounting pronouncements has not and will not have a material impact on the Group’s Unaudited Condensed Consolidated Financial Statements. The adoptions of accounting pronouncements issued, but not effective, for the six months ended June 30, 2022 will not have a material impact to the Group’s Unaudited Condensed Consolidated Financial Statements. For a detailed assessment of the Group’s adoption of new and revised standards, refer to Note 1 - Significant accounting policies and judgements of the Consolidated Financial Statements for Polestar Automotive Holding Limited, as of, and for the year ended, December 31, 2021 that were included in the Form 20-F filed with the United States Securities and Exchange Commission (“SEC”) on June 29, 2022.

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Presentation, basis of consolidation, segment reporting, and foreign currency

For a detailed description of the Group’s presentation, basis of consolidation, segment reporting, and foreign currency, including currency risk, refer to Note 1 - Significant accounting policies and judgements and Note 2 - Financial risk management of the Consolidated Financial Statements for Polestar Automotive Holding Limited, as of, and for the year ended, December 31, 2021 that were included in the Form 20-F filed with the SEC on June 29, 2022. There are no changes for the periods presented in these Unaudited Condensed Consolidated Financial Statements.

The following tables show the breakdown of the Group’s revenue from external customers and non-current assets (i.e., PPE, intangibles, goodwill and vehicles under operating leases) by geographical location:

	Six months ended June, 30
	2022	2021
Revenue
USA	214,231	31,586
Sweden	155,157	93,572
UK	137,218	90,684
Norway	116,522	136,961
Germany	102,209	58,840
Netherlands	55,938	46,956
China	31,643	16,220
Other regions[1]	228,379	59,960

Total	1,041,297	534,779

1 -	Revenue: Other regions primarily consist of South Korea, Belgium, and Denmark in 2022. Other regions primarily consist of Belgium and Switzerland in 2021.

	As of June 30, 2022	As of December 31, 2021
Non-current assets
Sweden	1,113,564	954,842
China	524,896	637,900
USA	60,129	64,072
Germany	24,587	24,009
Netherlands	2,681	2,541
Norway	2,143	1,660
UK	2,122	2,484
Other regions[2]	15,106	9,667

Total	1,745,228	1,697,175

2 -	Non-current assets: Other regions primarily consist of Canada in 2022 and 2021.

Accounting policies

Polestar Group continues to apply the same accounting policies and methods as described in Note 1 - Significant accounting policies and judgements of the Consolidated Financial Statements for Polestar Automotive Holding Limited, as of, and for the year ended, December 31, 2021 that were included in the Form 20-F filed with the SEC on June 29, 2022. Additions to these accounting policies and methods due to new events that occurred during the six months ended June 30, 2022 are described below.

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Use of estimates and judgements

The preparation of these Unaudited Condensed Consolidated Financial Statements, in accordance with IAS 34, requires management to make judgements, estimates, and assumptions that affect the application of the Group’s accounting policies, the reported amount of assets, liabilities, revenues, expenses, and other related financial items. Management reviews its estimates and assumptions on a continuous basis; changes in accounting estimates are recognised in the period in which the estimates are revised, and prospectively thereafter. Details of new critical estimates and judgements which the Group considers to have a significant impact on these Unaudited Condensed Consolidated Financial Statements are set out below and the corresponding impacts can be seen in the following notes:

a) Valuation of the financial liability for the Class C-1 Shares and Class C-2 Shares (collectively, “Class C Shares”) - refer to Note 10—Reverse recapitalisation.

b) Valuation of the financial liability for the Former Parent’s contingent earn out right - refer to Note 10 - Reverse recapitalisation.

Actual results could differ materially from those estimates using different assumptions or under different conditions.

Fair value measurement

Valuation methodology for the fair value of the financial liability related to the Class C-2 Shares

The Class C-2 Shares represents a derivative financial instrument that is carried at FVTPL by reference to Level 2 measurement inputs because an observable price for the Class C-1 Shares, which are almost identical instruments, is available in the active market. The fair value of the Class C-2 Shares is determined using a binomial lattice option pricing model in a risk-neutral framework whereby the future prices of the Class A Shares are calculated assuming a geometric Brownian motion (“GBM”). For each future price, the Class C-2 payoff amount is calculated based on the contractual terms of the Class C-2 Shares, including assumptions for optimal early exercise and redemption, and then discounted at the term-matched risk-free rate. The final fair value of the Class C-2 Shares is calculated as the probability-weighted present value over all modeled future payoff amounts. As of June 30, 2022, the fair value of the Class C-2 Shares was determined to equal approximately $14,999 by leveraging the closing price of the Class C-1 Shares on the Nasdaq of $1.66 per share, an implied volatility of 29.5%, a risk-free rate of 2.99%, a dividend yield of nil, and a 1,000 time-steps for the binomial lattice option pricing model. Refer to Note 10 - Reverse recapitalisation for more detail on the Class C-2 Shares.

Valuation methodology for the fair value of the financial liability related to the Former Parent’s contingent earn out right

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

The Former Parent’s contingent earn out right represents a derivative financial instrument that is carried at FVTPL by reference to Level 3 measurement inputs because a quoted or observable price for the instrument or an identical instrument is not available in active markets. The fair value of the earn out is determined using a Monte Carlo simulation that incorporates a term of 5.48 years, the five earn out tranches, and the probability of the Class A Shares in ListCo reaching certain daily volume weighted average prices during the earn out period resulting in the issuance of each tranche of Class A Shares and Class B Shares in ListCo to the Former Parent. As of June 30, 2022, the fair value of the earn out was determined to equal approximately $1,081,931 by leveraging an implied volatility of 60% and a risk-free rate of 2.99%. The implied volatility represents the most significant unobservable input utilized in this Level 3 valuation technique. The calculated fair value would increase (decrease) if the implied volatility were higher (lower). Refer to Note 10 - Reverse recapitalisation for more detail on the Former Parent’s earn out.

Earnings per share

Basic earnings per share is calculated by dividing the net income or loss for the period by the weighted average number of Class A Shares and Class B Shares in ListCo outstanding during the period. Diluted earnings per share is calculated by dividing net income or loss for the period by the weighted average number of fully diluted Class A Shares and Class B Shares in ListCo outstanding during the period. The weighted average number of fully diluted Class A Shares and Class B Shares factors for the impact of any instruments issued and outstanding that may be converted or exercised in exchange for Class A Shares or Class B Shares in ListCo. In the event of a net loss, dilutive instruments issued and outstanding are not factored in the calculation of diluted weighted average number of ordinary shares because their effect on earnings per share would be anti-dilutive.

Share-based payments

Share-based payments qualify as either cash-settled or equity-settled transactions, depending on the nature of their settlement terms. When the participant has the option for cash or equity settlement, the awards are classified as a compound financial instrument consisting of an equity and a financial liability component. When the Group has the option for cash or equity settlement, the awards are classified as equity-settled unless the Group has the obligation to settle in cash (i.e., the award provides the participant with a put option to the Group).

Cash settled share-based payment awards are recognised as a financial liability at their fair value on the date of grant and remeasured at each reporting date until the date of settlement, with changes in fair value recognised in profit and loss. Equity-settled share-based payment awards are recognised in equity at their fair value on the date of grant and not remeasured thereafter. The expense associated with share-based payments is recognised over the period in which services are provided by the participant, immediately if services are deemed to have already been provided by the participant, or a combination thereof if services were already provided and the participant will continue to provide services over a future period. Share-based payment expenses are recorded in the functional cost category of the Unaudited Condensed Consolidated Statement of Loss and Comprehensive Loss that corresponds with the nature of the services provided.

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

The Group does not currently offer share-based payments to employees as part of their compensation. However, during the six months ended June 30, 2022, the Group granted an equity settled share-based payment in exchange for marketing services through November 1, 2023 and recognised a corresponding share-based payment expense for the period of $4,342. The Group also granted a non-recurring equity settled share-based payment of $372,318 in exchange for the service of a public listing of the Group on the Nasdaq through the merger with GGI. Refer to Note 10 - Reverse recapitalisation for more detail.

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Note 2 - Revenue

Polestar Group disaggregates revenue by major category based on the primary economic factors that may impact the nature, amount, timing, and uncertainty of revenue and cash flows from these customer contracts as seen in the table below:

	For the six months ended June 30,
	2022	2021
Sales of vehicles[1]	1,016,817	517,437
Sales of software and performance engineered kits	10,862	14,280
Sales of carbon credits	1,313	—
Vehicle leasing revenue	7,934	—
Other revenue	4,371	3,062

Total	1,041,297	534,779

1 -

Revenues related to sales of vehicles are inclusive of insignificant extended and connected services included in the sale of vehicles and sales-generated obligations such as discounts and rebates offered to fleet customers.

For the six months ended June 30, 2022 and 2021, other revenue primarily consisted of license revenue generated from sales-based royalties received from Volvo Cars on sales of parts and accessories for Polestar Vehicles.

Contract liabilities

	Sales generated obligation	Deferred revenue - extended service	Deferred revenue - connected services	Deferred revenue - operating leases & other	Total
Balance as of January 1, 2022	24,702	23,680	18,593	20,315	87,290
Provided for during the period	35,735	14,715	8,575	6,288	65,313
Settled during the period	(36,277)	—	—	—	(36,277)
Released during the period	—	(5,368)	(2,040)	(9,134)	(16,542)
Translation differences and other	(750)	(1,567)	(1,959)	(209)	(4,485)

Balance as of June 30, 2022	23,410	31,460	23,169	17,260	95,299

of which current	23,410	14,612	3,334	17,260	58,616
of which non-current	—	16,848	19,835	—	36,683

As of June 30, 2022, contract liabilities amounted to $95,299, of which $23,410 was related to variable consideration payable to fleet customers in the form of volume related bonuses and $71,889 was related to remaining performance obligations associated with sales of vehicles and vehicle leasing revenue.

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Note 3 - Leases

The following table depicts the changes in the Group’s right-of-use assets, which are included within Property, plant and equipment:

	Buildings and land	Machinery and equipment	Total
Acquisition cost
Balance as of January 1, 2022	45,113	50,099	95,212
Additions	21,954	—	21,954
Effect of foreign currency exchange rate differences	(4,865)	(2,544)	(7,409)

Balance as of June 30, 2022	62,202	47,555	109,757

Accumulated depreciation
Balance as of January 1, 2022	(10,159)	(15,447)	(25,606)
Depreciation expense	(5,730)	(4,118)	(9,848)
Effect of foreign currency exchange rate differences	661	930	1,591

Balance as of June 30, 2022	(15,228)	(18,635)	(33,863)

Carrying amount as of June 30, 2022	46,974	28,920	75,894

Amounts related to leases recognised in the Unaudited Condensed Consolidated Statement of Loss and Comprehensive Loss are as follows:

	For the six months ended June 30,
	2022	2021
Expense relating to short-term leases	835	129
Expense relating to leases of low value assets	1,911	2,036
Interest expense on leases	1,700	1,149

The current and non-current portion of the Group’s lease liabilities are as follows:

	As of June 30, 2022	As of December 31, 2021
Current lease liability	17,363	10,250
Non-current lease liability	60,473	66,575

Total	77,836	76,825

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Expected future lease payments to be made to satisfy the Group’s lease liabilities are as follows:

	As of June 30, 2022	As of December 31, 2021
Within 1 year	17,363	10,250
Between 1 and 2 years	18,070	11,715
Between 2 and 3 years	15,632	10,375
Between 3 and 4 years	10,813	8,596
Between 4 and 5 years	6,872	42,032
Later than 5 years	22,079	6,361

Total	90,829	89,329

For the six months ended June 30, 2022 and 2021, total cash outflows for leases amounted to $6,124 and $3,122, respectively.

As a lessor, the Group recognised revenue from operating leases in the amount of $7,934 and $154 for the six months ended June 30, 2022 and June 30, 2021, respectively. For the majority of the Group’s lease contracts, vehicles are paid for upfront at contract inception and repurchased by Polestar at the end of the lease term. Expected future, undiscounted lease payments to be received from the Group’s operating leases outstanding as of June 30, 2022 is $624, all of which will be earned in 2022. The following table depicts the changes in the Group’s vehicles under operating leases:

Vehicles under operating leases
Acquisition cost
Balance as of January 1, 2022	124,764
Additions	25,838
Reclassification to inventory	(32,451)
Effect of foreign currency exchange rate differences	(3,669)

Balance as of June 30, 2022	114,482

Accumulated depreciation
Balance as of January 1, 2022	(4,138)
Depreciation expense	(9,949)
Reclassification to inventory	1,564
Effect of foreign currency exchange rate differences	109

Balance as of June 30, 2022	(12,414)

Carrying amount as of June 30, 2022	102,068

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Note 4 - Net loss per share

During the six months ended June 30, 2022, the only dilutive instruments issued were the Class C Shares and the earn out to the Former Parent related to the Closing of the BCA, as discussed in Note 10 - Reverse recapitalisation. The Convertible notes of the Former Parent were the only dilutive instrument outstanding prior to the reverse recapitalisation and were converted to Class A Shares in the Group upon the Closing of the BCA. These financial instruments were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive. No dilutive instruments were issued or outstanding during the six months ended June 30, 2021. Dilutive net loss per share was the same as basic net loss per share for all periods presented. The following table presents the computation of basic and diluted net loss per share for the six months ended June 30, 2022 and 2021:

	Six months ended June 30,
	2022	2021
	Class A and B Common	Class A and B Common
Numerator:
Net loss attributable to common shareholders	(502,733)	(368,219)
Denominator:
Weighted-average number of common shares outstanding	304,981,454	226,227,618
Net loss per share (in ones):
Basic and diluted	(1.65)	(1.63)

Refer to Note 6 - Equity for more details on the rights of Class A and B common shareholders.

Note 5 - Intangible assets and goodwill

Intangible assets were as follows:

	Internally developed IP	Software	Acquired IP	Total
Acquisition cost
Balance as of January 1, 2022	151,884	1,267	1,541,855	1,695,006
Additions[1]	46,292	—	177,959	224,251
Replacement cost development project	(9,565)	—	—	(9,565)
Effect of foreign currency exchange rate differences	(21,207)	(134)	(165,792)	(187,133)

Balance as of June 30, 2022	167,404	1,133	1,554,022	1,722,559

Accumulated amortisation and impairment
Balance as of January 1, 2022	(15,659)	(283)	(366,637)	(382,579)
Amortisation expense	(397)	(76)	(56,193)	(56,666)
Effect of foreign currency exchange rate differences	1,892	34	41,242	43,168

Balance as of June 30, 2022	(14,164)	(325)	(381,588)	(396,077)

Carrying amount as of June 30, 2022	153,240	808	1,172,434	1,326,482

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

1 –	Of $224,251 in additions for the six months ended 30 June 2022, $66,449 has been settled in cash. These $66,449 are included in the $510,301 in the cash-flow statement in cash from from investing activities related to additions to intangible assets, while $443,852 is settled in cash in 2022 but added as investments in balance sheet in prior years.

Additions to internally developed IP are primarily related to the Polestar Precept concept car and various other internal programs for the six months ended June 30, 2022. Additions of acquired IP during the six months ended June 30, 2022 were related to acquisitions of the Polestar 2 (“PS2”) and Polestar 3 (“PS3”) IP from Volvo Cars. Polestar also acquired IP related to the Polestar 4 (“PS4”) from Geely. Refer to Note 9 - Related party transactions for further details.

Changes to the carrying amount of goodwill and trademarks during the period were as follows:

	Goodwill	Trademarks	Total
Balance as of January 1, 2022	53,282	2,647	55,929
Effect of foreign currency exchange rate differences	(6,319)	(314)	(6,633)

Balance as of June 30, 2022	46,963	2,333	49,296

Note 6 - Equity

Between January 1, 2022 and prior to the Closing of the merger with GGI, there were no events impacting the Group’s equity other than the issuance of 50,000 British Pound Sterling (“GBP”) Redeemable Preferred Shares in ListCo with a par value of GBP 1.00, equivalent to $ 65,202 to the Former Parent. This issuance was part of ListCo’s incorporation in the United Kingdom as a subsidiary of the Former Parent in preparation for the Closing of the merger with GGI. The issuance was included in Other contributed capital within the Unaudited Condensed Consolidated Statement of Financial Position. Refer to Note 1 - Significant accounting policies and judgements for the list of events impacting equity upon the Closing of the merger with GGI. The following instruments of ListCo were issued and outstanding as of June 30, 2022:

•	466,801,222 Class A Shares with a par value of $0.01, of which 241,264,235 were owned by related parties;

•	1,642,233,575 Class B Shares with a par value of $0.01, of which all were owned by related parties;

•	15,999,965 Class C-1 Shares with a par value of $0.10;

•	9,000,000 Class C-2 Shares with a par value of $0.10; and

•	50,000 Redeemable Preferred Shares with a par value of GBP 1.00.

Holders of Class A Shares in ListCo are entitled to one vote per share and holders of Class B Shares in ListCo are entitled to ten votes per share. Holders of Class C Shares in ListCo are entitled to one vote per share for certain matters holders, but have no voting rights with respect to general matters voted on by holders of Class A Shares and Class B Shares in ListCo. Additionally, holders of GBP Redeemable Preferred Shares in ListCo have no voting rights. Any dividends or other distributions paid by ListCo shall be issued to holders of outstanding Class A Shares and Class B Shares in ListCo. Holders of Class C Shares and GBP Redeemable Preferred Shares in ListCo are not entitled to participate in any dividends or other distributions. Refer to Note 10 - Reverse recapitalisation for additional information on the Class C Shares. Changes to the number of Class A Shares and Class B Shares in ListCo issued and outstanding during the period were as follows:

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

	Class A	Class B
Balance as of January 1, 2022	197,026,729	35,377,866
Issuance during the period	—	—
Conversion from Class A to Class B	—	—

Balance as of June 23, 2022	197,026,729	35,377,866

Issuance during the period	171,923,873	—
Removal of Polestar Automotive Holding Limited from the Group
Conversion from Class A to Class B	(197,026,729)	1,642,233,575
Conversion from Class B to Class A	294,877,349	(35,377,866)

Balance as of June 30, 2022	466,801,222	1,642,233,575

As of June 30, 2022, there were an additional 4,533,198,778 Class A Shares and 135,133,164 Class B Shares with a par values of $0.01 authorized for issuance. No additional Class C Shares or Redeemable Preferred Shares were authorized for issuance.

Note 7 - Liabilities to credit institutions

The carrying amount of Polestar Group’s borrowings as of June 30, 2022 are as follows:

Currency	Nominal amount in respective currency (thousands)	TUSD
CNY	500,000	74,705
CNY	830,000	124,010
USD	400,000	400,000
EUR	170,643	177,716

Total		776,431

As of June 30, 2022, the Group had four outstanding bank loans:

a) An unsecured working capital loan from a bank in China. The outstanding principal balance as of June 30, 2022 was $74,705. This loan was agreed to in June 2022 with an expiry of June 2023. The loan carries interest at the latest 12-month prime loan rate plus 1.25%, settled monthly.

b) An unsecured working capital loan from a bank in China. The outstanding principal balance as of June 30, 2022 was $124,010. This loan was agreed to in July 2021; part of this loan was funded in July 2021 and part was funded in September 2021, with an overall expiry of July 2022. The loan carries interest at a rate of 3.915% per annum.

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

c) A working capital loan agreement from a bank in China. The loan is secured by Geely for approximately 70% of the principal amount, including a subsidiary guarantee from Polestar Shanghai as well as letters of keep well from both Volvo Cars and Geely. The outstanding principal balance as of June 30, 2022 was $400,000. This loan was agreed to in December 2021. The loan carries interest at a rate of 1.833% per annum.

d) On February 28, 2022, Polestar entered into a 12-month single currency, green trade facility with an aggregate principal amount of EUR 350,000,000 with Standard Chartered Bank, Nordea Bank ABP, Citibank Europe PLC and ING Belgium SA. Polestar has the option to extend this facility by an additional 12 months and request an accordion increase for an additional principal amount of EUR 250,000,000. The outstanding principal balance as of June 30, 2022 was $177,716. This loan carries interest at the relevant interbank offered rate plus 2.1% per annum plus a flat arrangement fee of .15% to be paid on the value of the facility payable. The facility has a repayment period of 90 days and includes a covenant tied to the Group’s financial performance.

In the ordinary course of business, Polestar, on a market-by-market basis, enters into multiple low-value working capital credit facilities with various financial service providers to fund operations related to vehicle sales. These facilities provide access to credit for 1-3 years, with the option to renew as mutually determined by Polestar Group and the financial service provider. As of June 30, 2022 and December 31, 2021, the aggregate amount outstanding under these arrangements was $29,571 and $32,453, respectively. Of the $29,571 outstanding as of June 30, 2022, $11,902 was related to the working capital loan with the related party Volvo Cars and included in Interest-bearing current liabilities - related parties within the Unaudited Condensed Consolidated Statement of Financial Position. Refer to Note 9 - Related party transactions for further details.

Since the contracts identified above are short-term with a duration of 12 months or less, the carrying amount of the contracts is deemed to be a reasonable approximation of their fair value. The Group’s risk management policies related to debt instruments are further detailed in Note 2 - Financial risk management of the Consolidated Financial Statements, as of, and for the year ended, December 31, 2021 that were included in the Form 20-F filed with the SEC on June 29, 2022. There are no changes in terms of risk management policies for the periods presented in these Unaudited Condensed Consolidated Financial Statements.

Financing obligations

Polestar has entered into contracts to sell vehicles and then lease such vehicles back for a period of up to twelve months. At the end of the lease-back period, Polestar is obligated to re-purchase the vehicles. Accordingly, the consideration received for these transactions was recorded as a financing transaction. As of June 30, 2022 and December 31, 2021, $15,833 and $14,465 of this financing obligation was outstanding, respectively, and had accrued interest of $73 and $1,679, respectively. As the financing obligation is short-term in nature, the total outstanding amount is reflected in Liabilities to credit institutions in the Unaudited Condensed Consolidated Statement of Financial Position.

Note 8 - Commitments and contingencies

Commitments

As of June 30, 2022, commitments to acquire PPE and intangible assets were $190,129 and $307,944, respectively. As of December 31, 2021, commitments to acquire PPE and intangible assets were $235,573 and $501,207, respectively.

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Contingencies

In the normal course of business, the Group is subject to contingencies related to legal proceedings and claims and assessments that cover a wide range of matters. Liabilities for such contingencies are recorded to the extent that it is probable the liability is incurred, and the amount is reasonably estimable. Associated legal costs related to such contingencies are expensed as incurred.

In March 2021, a Swedish investment firm specialising in class action lawsuits, initiated class action activities in Norway against Polestar Norway. The class action suit alleges the Polestar Norway issued misleading statements regarding the range of the PS2 vehicle, which Polestar Norway rejects. No claim has been filed in court. The Swedish investment firm refers to a potential total claim of $2,530. Simultaneously, a Norwegian automobile association for car owners (“NAF”) has sent separate claim letters to Polestar Norway on behalf of a few members, on the same grounds as the class action lawsuit. These claims have also been rejected by Polestar Norway.

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Note 9 - Related party transactions

For a detailed description of the Group’s related parties, refer to Note 23 - Related party transactions of the Consolidated Financial Statements, as of, and for the year ended, December 31, 2021 that were included in the Form 20-F filed with the SEC on June 29, 2022. There are no changes in terms of the Group’s related parties for the periods presented in these Unaudited Condensed Consolidated Financial Statements.

As of June 30, 2022, the Group has related party agreements in the following functions:

Product development

The agreements in place to support the Group’s product development includes license and intellectual property, patents, R&D services, design, and technology agreements with Volvo Cars and Geely. The Group owns its developed Polestar Unique technology, which was created using purchased R&D, design services, and licenses to critical common technology from Volvo Cars.

Procurement

The Group has entered into Service Agreements with Volvo Cars regarding the procurement of direct (production related) materials, whereas the joint sourcing of direct material for the Group and Volvo Cars has allowed both companies to leverage economies of scale.

Manufacturing

The Group purchases contract manufacturing services, manufacturing and logistics engineering services, and entered into tool sharing agreements with related parties.

In December 2021, Polestar Group entered into agreements with Geely to acquire technology and related services leveraged in the development of the PS4. Under these agreements, Geely will perform development services in pursuit of achieving project milestones through 2025 for which the Group will make certain milestone payments to Geely. The agreements also obligate Polestar to make certain royalty payments per vehicle sold once the PS4 reaches commercialisation.

Polestar also entered into a unique vendor tooling agreement and a unique in-house tooling and equipment agreement for the PS4. These agreements were entered into as part of Polestar’s and Geely’s intent to enter into a more detailed agreement related to manufacturing original equipment manufacturer (“OEM”) services for the PS4 prior to the commencement of production.

In 2021, production of the PS2 was commenced at the Geely owned Luqiao plant through contract manufacturing agreements. In the second half of 2021, ownership transferred to Volvo Cars and the plant was renamed to Taizhou.

Manufacturing engineering includes activities related to the development of the production process (i.e., deciding which manufacturing equipment should be utilised and where equipment should be situated to ensure an efficient production process), rather than development of the vehicle itself.

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

The Group outsourced the manufacturing engineering for the production process of the PS1, PS2 and PS3 to Volvo Cars.

Activities related to logistics engineering (i.e., activities related to the determination of how different components are delivered to the production sites) were outsourced to Volvo Cars for the PS1, PS2, and PS3.

Tool sharing occurs when the Group purchases production tools, together with Volvo Cars, to obtain synergies from utilising the same tools.

Polestar enters into machinery and equipment lease arrangements with Geely and certain building lease agreements with Volvo Cars. Refer to Note 3 - Leases for more information on Polestar’s leasing arrangements.

Sales and distribution

Prior to entering the commercial space in the third quarter of 2020, the Group’s principal operations related to the sale of R&D services to Volvo Cars and Geely, and the sale of software and performance engineering kits to Volvo Cars. In addition to these sales agreements, in 2020, the Group has agreements in place to begin selling commercial vehicles, prototype engines and carbon credits to Geely and Volvo Cars, respectively. Refer to Note 2 - Revenue for further discussion on revenue recognised in accordance with IFRS 15. The Group leverages Volvo Cars sales and services network for go-to-market strategies and dealer support to assist with tasks, which include agreements related to distribution and outbound logistics, market research, delivery of vehicles and other products and global customer service.

Information technology

While the Group has their own information technology (“IT”) department, they operate in a shared IT environment with Volvo Cars and have service and software license agreements related to the support, maintenance and operation of IT processes associated with the Group. These IT services include resource planning systems, operations, infrastructure, networking, communications, collaboration, integration and application hosting.

Other support

The Group has various other related party agreements in place with Volvo Cars. These are primarily service agreements that relate to support for corporate or back-office functions, including legal entity accounting.

Additionally, the Group has service agreements in place with Volvo Cars over the inbound and outbound logistics, as well as customs handling. Inbound logistics relate to supplier shipments to various production sites, while outbound logistics relate to the transport of final vehicles to end customers. As the Group’s vehicles and Volvo Cars’ vehicles are typically manufactured at the same production sites, the inbound logistics functions are outsourced to Volvo Cars. While the outbound logistics functions are also outsourced to Volvo Cars in order to obtain synergies. Customs handling services are performed by Volvo Cars on behalf of the Group, as the Group does not currently have their own customs department.

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Financing

In May 2021, the Group entered into a working capital credit facility with Volvo Cars and subsequently borrowed $13,789 of the line, which has a maturity of one year. As of June 30, 2022, $11,902 of this financing arrangement remained outstanding, which is included in Interest-bearing current liabilities - related parties on the Unaudited Condensed Consolidated Statement of Financial Position. Refer to Note 7 - Liabilities to credit institutions for further details.

Convertible notes

Of the $35,231 in convertible notes issued on July 28, 2021, $9,531 was related to Geely. Upon the Closing of the merger with GGI, the Notes held by Geely were automatically converted to 1,165,041 shares of Class A Shares in ListCo. Refer to Note 1 - Significant accounting policies and judgements and Note 6 - Equity for further details.

Sale of goods, services and other

Revenue from related parties relates to the product development and sales and distribution agreements discussed above. These transactions are comprised of sales of products and related goods and services, sales of software and performance engineered kits, sales of carbon credits and sales of prototype engines. The total revenue recognised for each related party is shown in the table below:

	For the six months ended June 30,
	2022	2021
Volvo Cars	44,452	28,351
Volvofinans Bank AB	39,115	21,240
Geely	—	141

Total	83,567	49,732

For the six months ended June 30, 2022 revenue from related parties amounted to $83,567 (8.03%) of total revenue. For the six months ended June 30, 2021, related party revenue was $49,732 (9.30%) of total revenue.

Purchases of goods, services and other

Purchases from related parties include agreements related to product development, procurement, manufacturing, IT and other support (specifically, inbound and outbound logistics) agreements discussed above. These agreements include work in progress and finished goods. Inventory cost of the Group is comprised of all costs of purchase, production charges and other expenditures incurred in bringing the inventory to its present location and condition.

Additionally, purchases from related parties include administrative costs associated with service agreements with Volvo Cars that relate to corporate or back-office functions. IT service and software related agreements are also included in administrative costs.

The total purchases of goods, services and other for each related party is shown in the table below:

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

	For the six months ended June 30,
	2022	2021
Volvo Cars	752,493	248,984
Volvofinans Bank AB	334	6
Geely	106,862	316,745

Total	859,689	565,735

Cost of R&D and intellectual property

Polestar Group entered into agreements with Volvo Cars and Geely regarding the development of technology. The Group is in control of the developed product either through a license or through ownership of the IP and the recognised asset reflects the relevant proportion of Polestar Group’s interest. The recognised asset associated with these agreements as of June 30, 2022 was $1,172,434, of which acquisitions attributable to 2022 were $177,959. As of December 31, 2021, the recognised asset associated with these agreements was $1,175,218 and acquisitions attributable to 2021 were $349,876.

Amounts due to related parties

Amounts due to related parties include transactions from agreements associated with purchases of intangible assets, sales and distribution, procurement, manufacturing and other support with Volvo Cars and Geely.

Trade payables - related parties and accrued expenses to related parties	As of June 30, 2022	As of December 31, 2021
Volvo Cars	838,861	1,507,308
Geely	234,566	235,622
Volvofinans Bank AB	536	504

Total	1,073,963	1,743,434

Amounts due from related parties

Amounts due from related parties include transactions related to product development and sales and distribution agreements discussed above.

Trade receivables - related parties and accrued income - related parties	As of June 30, 2022	As of December 31, 2021
Volvo Cars	18,674	15,457
Geely	7,698	4,025
Volvofinans Bank AB	828	309

Total	27,200	19,791

The Group’s interest expense on related party trade payables for amounts past due for the six months ended June 30, 2022 and June 30, 2021 was $24,275 and $2,852, respectively.

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Note 10 - Reverse recapitalisation

As previously outlined in Note 1 - Significant accounting policies and judgements, Polestar underwent a reverse recapitalisation through the merger with GGI and related arrangements. Under this type of transaction structure, Polestar Group is the accounting acquirer and accounting predecessor while GGI is treated as the acquired entity for financial reporting purposes. The Group was deemed to be the accounting acquirer based on an evaluation of the following facts and circumstances:

•	Shareholders of the Former Parent retained the largest voting interest in the Group with over 99% of the voting interests;

•	the Board of Directors of the Group comprises four members nominated by the Former Parent, as compared to one member nominated by certain investors in GGI;

•	the Former Parent has the ability to appoint the remaining members of the Board as deemed necessary;

•	the Former Parent’s senior management is the senior management of the Group;

•	the Former Parent’s operations comprise substantially all of the ongoing operations of the Group following the merger with GGI; and

•	the Group was the larger entity by substantive operations and employee base while GGI lacked operating activities and maintained net assets principally comprised of cash.

Therefore, GGI did not meet the definition of a business in accordance with IFRS 3 and the merger with GGI was instead accounted for within the scope of IFRS 2 as a share-based payment transaction in exchange for a public listing service. Under IFRS 2, the Group recorded a one-time share-based expense of $372,318 at the Closing of the BCA that was calculated based on the excess of the fair value of the Group issued to public investors via Class A Shares in ListCo utilising the publicly traded share price at the Closing of $11.23 over the fair value of the identifiable net assets of GGI that were acquired. The amount of GGI’s identifiable net assets of acquired at Closing, were as follows:

Cash and cash equivalents	579,146
Prepaid assets	6,050
Public warrant liability	(40,320)
Private warrant liability	(22,770)

Total GGI identifiable net assets at fair value	522,106

The net assets of GGI are stated at fair value, with no goodwill or other intangible assets recorded. The IFRS 2 listing expense was calculated as follows:

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Fair value of Polestar*	22,183,823
Equity interest in Polestar issued to GGI shareholders	5.1%
Equity interest in Polestar issued to Former Parent shareholders	94.9%
Deemed cost of shares issued by Polestar*	1,131,375
GGI identifiable net assets at fair value	522,106
Sponsor and third party PIPE Cash	236,951

IFRS 2 Listing Expense	372,318

*	The deemed cost of the shares issued by Polestar was estimated based on the fair value of Polestar at Closing, less an adjustment in respect to the fair value of the earn out rights (discussed below).

Class C Shares

On the Closing of the BCA, all Public Warrants and Private Warrants in GGI issued and outstanding immediately prior to the Closing were exchanged for Class C-1 Shares and Class C-2 Shares in ListCo. Class C-1 Shares have the following terms:

•

Each whole Class C-1 Shares entitles the holder to purchase one Class A Share in ListCo at an exercise price of $11.50, subject to adjustments for split-ups and dividends. The Class C-1 Shares may also be exercised on a cashless basis by the holder

•	Each whole Class C-1 Shares is exercisable 30 days after the Closing of the BCA and expires on the earlier of:
•	June 23, 2027,

•	the date the Class C-1 Shares are redeemed by the Group, or

•	the liquidation of the Group.

•

The Group may (1) redeem the outstanding whole Class C-1 Shares at a price of $0.01 per Class C-1 Share or (2) convert the outstanding whole Class C-1 Shares in Class A Shares in ListCo on a cashless basis any time while the warrants are exercisable upon a minimum of 30 days prior written notice of redemption if, and only if, the last sales price of the Class A Shares in ListCo equals or exceeds $18 per share (as adjusted for split-ups, dividends, and the like) on each of 20 trading days within any 30 trading day period ending on the third business day prior to the date on which redemption notice is given.

•	The Group may require the conversion of all of the outstanding Class C-1 Shares into Class A Shares in ListCo on a cashless basis beginning on October 24, 2022, provided:

•

that the last reported price of the Class A Shares in ListCo was at least $10.00 per share (as adjusted for split-ups, dividends, and the like) on the trading day prior to the date on which redemption notice is given,

•	the Class C-2 Shares are converted on the same basis as the outstanding Class C-1 Shares, and

•

there is an effective registration statement covering the Class A Shares in ListCo arising upon conversion of the Class C Shares is available for 30 days prior to the date the Class C-1 Shares are redeemed by the Group.

•

The Class C-1 Shares may be exercised, on a cash or cashless basis at any time after a notice of redemption shall have been given by the Group and prior to the date the Class C-1 Shares are redeemed by the Group.

The Class C-2 Shares are identical to the Class C-1 Shares, except that the Class C-2 Shares:

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

•	are not redeemable by the Group as long as they are held by certain GGI investors and their permitted transferees;

•	automatically convert to Class C-1 Shares if they are transferred to individuals other than certain GGI investors and their permitted transferees;

•	may be converted to Class C-1 Shares at any time by the holder upon notification to the Group; and

•	are exercisable on a cashless basis by the holder

The Group applied the provisions of IAS 32 and IFRS 9 in accounting for the Class C Shares. Under IAS 32 and IFRS 9, the Class C Shares failed to meet the definition of equity because they could result in the issuance of a variable number of Class A Shares in ListCo in the case of a cashless basis exercise. Additionally, in the case of a redemption or conversion, the Group would be required to either pay cash or issue a variable number of shares to the holders of the Class C Shares. Instead, the Class C Shares meet the definition of derivative liabilities that are carried at fair value with subsequent changes in fair value recognised in the Unaudited Condensed Consolidated Statement of Loss and Comprehensive Loss at each reporting date.

As of June 30, 2022
Class C-1 Shares	26,560
Class C-2 Shares	14,999

Total Class C Shares	41,559

The Class C-1 Shares are publicly traded on the Nasdaq (i.e., Level 1 input) and the closing share price of the GGI Public Warrants on June 23, 2022 was used to measure their fair value upon initial recognition, at which time the Class C-1 Shares had a fair value of $40,320. On June 30, 2022, the fair value of the Class C-1 Shares was remeasured at $26,560, for a total gain related to the change in fair value of $13,760.

Class C-1 Shares
As of January 1, 2022	—
Class C-1 Shares acquired	40,320
Class C-1 Shares exercised	—
Change in fair value measurement	(13,760)

As of June 30, 2022	26,560

The Class C-2 Shares had a fair value as of June 23, 2022, of $22,770. On June 30, 2022, the fair value of the Class C-2 Shares was remeasured at $14,999, for a total gain related to the change in fair value of $7,771. The Class C-2 Shares are not publicly traded and require a valuation approach leveraging Level 2 inputs. Refer to Note 1 - Significant accounting policies and judgements for further details on the valuation methodology utilised to determine the fair value of the Class C-2 Shares.

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Class C-2 Shares
As of January 1, 2022	—
Class C-2 Shares acquired	22,770
Class C-2 Shares exercised	—
Change in fair value measurement	(7,771)

As of June 30, 2022	14,999

Earn out rights

On the Closing of the BCA, the Former Parent (or the shareholders of the Former Parent if the Former Parent is dissolved or liquidated) was issued a contingent right to receive earn outs of up to 24,078,639 Class A Shares and 134,098,970 Class B Shares in ListCo, issuable in five tranches that each comprise 4,815,728 Class A Shares and 26,819,794 Class B Shares in ListCo. Each tranche is issuable once the daily volume weighted average price of Class A Shares in ListCo meets specific price hurdles for 20 trading days out of any 30 day trading period beginning after December 23, 2022 and ending on December 23, 2028. The daily volume weighted average price of Class A Shares in ListCo that is required to trigger each tranche is as follows:

•	Tranche 1 — $13 per share

•	Tranche 2 — $15.50 per share

•	Tranche 3 — $18 per share

•	Tranche 4 — $20.50 per share

•	Tranche 5 — $23 per share

If the daily volume weighted average price of Class A Shares in ListCo triggers a higher price tranche prior to triggering a lower price tranche, all tranches below the tranche triggered are also triggered for (e.g., if tranche 5 is triggered, tranches 1 through 4 are also triggered). Additionally, in the event there is a change of control of the Group, all five tranches are automatically triggered for issuance. The Former Parent’s contingent right to the earn out tranches that are not triggered for issuance by December 23, 2028 will expire immediately.

The Group applied the provisions of IAS 32 and IFRS 9 in accounting for the contingent earn out rights of the Former Parent. Under IAS 32 and IFRS 9, the contingent earn out right failed to meet the definition of equity because it could result in the issuance of a variable number of Class A Shares and Class B Shares in ListCo and the triggering events are subject to price hurdles (i.e., a market condition) that are outside of the control of the Group. Instead, it meets definition of a derivative liability that is carried at fair value with subsequent changes in fair value recognised in the Unaudited Condensed Consolidated Statement of Loss and Comprehensive Loss at each reporting date. However, since it provides value to owners of the Former Parent effectively in the form of a pro rata dividend, the fair value at the Closing of the BCA was charged to Accumulated deficit.

At the Closing of the BCA, the fair value of the contingent earn out rights was approximately $1,500,638. The financial liability was remeasured at June 30, 2022, resulting in a decrease of $418,707 to $1,081,931 on June 30, 2022. Refer to Note 1 - Significant accounting policies and judgements for further details on the valuation methodology utilised to determine the fair value of the earn out.

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Volvo Cars Preference Shares

At the Closing of the BCA and pursuant to the Volvo Cars Preference Subscription Agreement, Volvo Cars agreed to subscribe for Preference Shares in ListCo in exchange for a cash payment of $588,826. The cash proceeds were used to pay down outstanding payables owed to VCC. Each Preference Share in ListCo automatically converted into Class A Shares in ListCo at a conversion price of $10 per share thereafter. The Group applied the provisions of IAS 32 and IFRS 9 in accounting for the Volvo Cars Preference Shares. Under IAS 32, the preference shares do not meet the definition of a financial liability but instead represent a fixed residual interest in ListCo (i.e., Class A shares). As such, the The initial carrying value of the Volvo Cars Preference Shares was equity classified and accounted for as capital contribution from Volvo Cars.

Note 11 - Financial instruments

The following table shows the carrying amounts of financial assets and liabilities measured at fair value through profit and loss on a recurring basis:

	June 30, 2022				December 31, 2021
Assets measured at FVTPL	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Marketable securities	—	—	—	—	1,258	—	—	1,258
Other investments	—	—	2,359	2,359	—	—	—	—

Total assets	—	—	2,359	2,359	1,258	—	—	1,258

Liabilities measured at FVTPL
Earn out rights	—	—	1,081,931	1,081,931	—	—	—	—
Class C-1 Shares	26,560	—	—	26,560	—	—	—	—
Class C-2 Shares	—	14,999	—	14,999	—	—	—	—

Total liabilities	26,560	14,999	1,081,931	1,123,490	—	—	—	—

During the six months ended June 30, 2022, Polestar made a $2,480 investment in the fast charging innovator, StoreDot. This investment is presented in Other investments in the Unaudited Condensed Consolidated Statement of Financial Position and is valued at $2,359 as of June 30, 2022. Refer to Note 1 - Significant accounting policies and judgements and Note 10 - Reverse recapitalisation for more detail on the financial liabilities related to the Class C-2 Shares and the Former Parent’s earn-out rights.

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Note 12 - Subsequent events

Management has evaluated events subsequent to June 30, 2022 and through September 1, 2022, the date these Unaudited Condensed Consolidated Financial Statements were authorised for issuance by the Board of Directors. The following events which occurred subsequent to June 30, 2022 merited disclosure in these Unaudited Condensed Consolidated Financial Statements. Management determined that no adjustments were required to the figures presented as a result of these events.

On August 16, 2022, Polestar announced plans to put the Polestar electric roadster concept into production as Polestar 6. Production of the vehicle is expected to launch in 2026. Interested customers in all active Polestar markets were able to submit online reservations for a special edition launch variant of the vehicle, the Polestar 6 LA Concept edition, beginning on August 16, 2022. All 500 build slots of Polestar 6 LA Concept edition were reserved online within a week of the production announcement.

On August 29, 2022, Polestar entered into an unsecured working capital loan agreement for up to $147,000 with a bank in China. The full principal balance of this loan was drawn on and is outstanding. The loan has a duration of 12 months, carries interest at the latest 3-month LIBOR rate plus 2.3%, and benefits from letters of comfort from Volvo Cars and Geely.

On August 1, 2022, Polestar repaid the $124,010 (TCNY 830,000) loan from a bank in China. On August 29, 2022 Polestar entered into a new unsecured working capital loan agreement with the same bank for up to $144,760 (TCNY 1,000,000). The outstanding principal balance of this loan is $103,634 (TCNY 716,000). The loan has a duration of 12 months and carries interest at the latest 12-month Chinese loan prime rate plus 0.05%.